As filed with the Securities and Exchange Commission on May 25, 1995
                                                     Registration No. 33-59443

===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  ----------

                               AMENDMENT NO. 1
                                      TO
                                   FORM S-3

                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933
                                  ----------
                      INTEGRATED DEVICE TECHNOLOGY, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                   Delaware
                           (STATE OF INCORPORATION)
                                  94-2669985
                     (I.R.S. EMPLOYER IDENTIFICATION NO.)
                               2975 Stender Way
                        Santa Clara, California 95054
                                (408) 727-6116
        (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)
                                  ----------
                              JACK MENACHE, ESQ.
                      INTEGRATED DEVICE TECHNOLOGY, INC.
                               2975 Stender Way
                        Santa Clara, California 95054
                                (408) 727-6116
          (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                                  ----------
                                  COPIES TO:


      DENNIS R. DEBROECK, ESQ.                  JEFFREY D. SAPER, ESQ.
         EDWIN N. LOWE, ESQ.                      JOHN A. FORE, ESQ.
      ROBERT A. FREEDMAN, ESQ.                   HOWARD S. ZEPRUN, ESQ.
           Fenwick & West                          ROBERT G. DAY, ESQ.
        Two Palo Alto Square                Wilson Sonsini Goodrich & Rosati
    Palo Alto, California 94306                 Professional Corporation
          (415) 494-0600                           650 Page Mill Road
                                             Palo Alto, California 94304
                                                     (415) 493-9300

                                   ----------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
            As soon as practicable after the effective date of this
                             Registration Statement.
                                   ----------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
                                   ----------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

        C A L C U L A T I O N   O F   R E G I S T R A T I O N   F E E
================================================================================
                                            PROPOSED    PROPOSED
                                             MAXIMUM     MAXIMUM
                                AMOUNT      OFFERING    AGGREGATE    AMOUNT OF
     TITLE OF EACH CLASS OF      TO BE        PRICE     OFFERING   REGISTRATION
 SECURITIES TO BE REGISTERED  REGISTERED(1) PER UNIT(2)  PRICE(2)     FEE(3)
--------------------------------------------------------------------------------

  % Convertible Subordinated
 Notes due 2002               $ 201,250,000   100%     $201,250,000  $9,913.79
--------------------------------------------------------------------------------
Common Stock, par value
 $0.001 per share(4)                     (5) $           $              $
================================================================================

-----------------------------------------------------------------------------
(1) Includes $26,250,000 in principal amount of Notes that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.
(3) Represents the incremental registration fee for an additional $28,750,000 in principal amount of Notes. The Registrant paid the registration fee for the remaining $172,500,000 in principal amount of Notes with its filing on May 19, 1995.
(4) Associated with the Common Stock are Preferred Stock Purchase Rights which will not be exercisable or be evidenced separately from the Common Stock prior to the occurrence of certain events.
(5) Represents such indeterminate number of shares of Common Stock as shall be issuable upon conversion of the Notes.

                                   ----------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  Subject to Completion, Dated May 25, 1995
PROSPECTUS
                                 $175,000,000


                                IMAGE: "IDT_LOGO"

                    % CONVERTIBLE SUBORDINATED NOTES DUE 2002
                                  ----------
                    Interest payable June 1 and December 1
                                  ----------


   The Notes are convertible at the option of the holder at any time after 60 days following the latest date of original issuance thereof and prior to maturity, unless previously redeemed or repurchased, into Common Stock, $.001 par value per share (the "Common Stock"), of Integrated Device Technology, Inc. ("IDT" or the "Company") at a conversion price of $ per share, subject to adjustment in certain events. The Common Stock of the Company is traded on The Nasdaq National Market under the symbol "IDTI." On May 24, 1995, the last reported sale price of the Common Stock on The Nasdaq National Market was $46.875 per share. See "Price Range of Common Stock." Interest on the Notes will be payable semi-annually on June 1 and December 1 of each year, commencing December 1, 1995.
   Prior to June 2, 1998, the Notes are not redeemable at the option of the Company. At any time on or after such date, the Notes are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued interest. See "Description of Notes--Optional Redemption by the Company." No sinking fund is provided for the Notes. In the event that a Designated Event (as defined) occurs, each holder of Notes will have the right, subject to certain conditions and restrictions, to require the Company to offer to repurchase all outstanding Notes, in whole or in part, owned by such holder subject to certain conditions, at the repurchase prices set forth herein plus accrued interest. See "Description of Notes--Repurchase at Option of Holders Upon a Designated Event." The Notes will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined). See "Description of Notes--Subordination." Application has been made for quotation of the Notes on the Nasdaq Small- Cap Market under the symbol "IDTIG."

                                  ----------
The Securities Offered Hereby Involve a High Degree of Risk. See "Risk Factors."
                                  ----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

================================================================================
                       Price to       Underwriting Discounts       Proceeds to
                       Public(1)        and Commissions(2)        Company(1)(3)
--------------------------------------------------------------------------------
Per Note............      100%                    %                     %
--------------------------------------------------------------------------------
Total (4)........... $175,000,000         $                        $
================================================================================

(1) Plus accrued interest, if any, from June   , 1995.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $350,000.
(4) The Company has granted the Underwriters a 30-day option to purchase up to $26,250,000 additional principal amount of Notes on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be        $         ,
    $        and $         , respectively. See "Underwriting."
                                  ----------


   The Notes offered by this Prospectus are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Notes will be made at the offices of Lehman Brothers Inc., New York, New York on or about June , 1995.

                                  ----------
LEHMAN BROTHERS
                            MONTGOMERY SECURITIES
                                                               SMITH BARNEY INC.
May   , 1995

                            AVAILABLE INFORMATION

   Integrated Device Technology, Inc. ("IDT" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

   The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities being offered pursuant to this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in or incorporated by reference as exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement including the exhibits filed or incorporated by reference therein. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission.

                    INFORMATION INCORPORATED BY REFERENCE


   The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended April 2, 1995; (2) the description of the Company's Common Stock as set forth in its Registration Statement on Form 8-B dated September 23, 1987, as amended by the Company's Form 8 dated March 28, 1989; and (3) the description of the Company's Preferred Share Purchase Rights as set forth in the Company's Registration Statement on Form 8-A dated December 20, 1988, as amended by the Company's Form 8-A/A dated February 27, 1992. All reports and other documents subsequently filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents.


   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Registration Statement.

   The Company will provide without charge, upon written or oral request of any person to whom a copy of this Prospectus is delivered, a copy of any or all of the documents which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies shall be directed to Integrated Device Technology, Inc., 2975 Stender Way, Santa Clara, CA 95054, Attention: Chief Financial Officer, telephone (408) 727-6116.

                                  ----------

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY OR SHARES OF THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


   The following is qualified in its entirety by reference to the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. The Company's fiscal year ends on the Sunday closest to March 31 and the first, second and third fiscal quarters end on the Sunday closest to June 30, September 30 and December 31, respectively. As a result, there were 53 weeks in fiscal 1994 and 52 weeks in fiscal 1991, 1992, 1993 and 1995. For ease of reference, month-end dates are used herein except in the Consolidated Financial Statements and related notes thereto. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over- allotment option.


                                 THE COMPANY

   Integrated Device Technology, Inc. ("IDT" or the "Company") designs, develops, manufactures and markets a broad range of high-performance semiconductor products for the desktop computer, communications, office automation and workstation/server markets. The Company focuses its development efforts on providing proprietary and enhanced industry-standard products that improve the performance of systems incorporating high-performance microprocessors. The Company offers over 5,000 product configurations in four product families: SRAM components and modules, specialty memory products, logic circuits and RISC microprocessors and subsystems.

   The Company has introduced over 50 new products in more than 600 configurations since the beginning of fiscal 1995. The Company believes that its ability to introduce new, higher-performance products has resulted in it becoming a market leader in SRAMs, SRAM cache modules, FIFO and multi-port specialty memory products and high-speed CMOS logic circuits. The Company has made significant investments and commitments in becoming a supplier of RISC-based microprocessors and now offers a family of 20 microprocessor and related peripheral products for the embedded systems and desktop computing markets.


   IDT operates sub-micron wafer fabrication facilities in San Jose and Salinas, California. The Company's Salinas facility includes a 24,000 square foot, class 3, six-inch wafer fabrication line. The Company's San Jose facility includes a 24,000 square foot, class 1, six-inch wafer fabrication line. The Company is also having built a 192,000 square foot facility containing a 48,000 square foot, class 1, eight-inch wafer fabrication line in Hillsboro, Oregon. The Company continues to make significant investments to advance its proprietary CMOS process technologies in order to improve product performance and lower product costs through increased yields. The majority of IDT's current products are manufactured using 0.65 micron processes, an increasing number of products are being manufactured using the Company's new 0.5 micron processes and several sub-0.5 micron CMOS processes are under development. IDT believes that maintaining its own wafer fabrication capability facilitates the implementation of advanced process technologies and new higher- performance product designs, provides it with a reliable source of supply of semiconductors and allows it to be more flexible in shifting production according to product demand.


   The Company markets its products on a worldwide basis primarily to OEMs through a variety of channels, including a direct sales force, distributors and independent sales representatives. The Company's end-user customers include Alcatel, AT&T, Apple Computer, Bay Networks, Canon, Cisco Systems, Compaq Computer, Dell Computer, Digital Equipment, FORE Systems, Hewlett-Packard, IBM, Intel, Motorola, NEC, Nokia, Olivetti, Siemens Nixdorf, Silicon Graphics, Sun Microsystems and Tektronix.

   The Company was incorporated in California in 1980 and reincorporated in Delaware in September 1987. Its principal offices are located at 2975 Stender Way, Santa Clara, California 95054 and its telephone number is (408) 727-6116.

                                 THE OFFERING

Securities Offered .........$175,000,000   principal  amount  of  %  Convertible
                            Subordinated Notes due 2002 (the "Notes") to be issued under an indenture (the "Indenture") as more fully described under "Description of Notes." The Company has granted to the Underwriters an option for 30 days to purchase up to $26,250,000 additional principal amount of Notes, solely to cover over-allotments.

Maturity ...................June 1, 2002.

Interest ...................Interest  on the Notes is payable  on the  principal amount thereof at the rate stated on the cover page of this Prospectus, semi-annually on each June 1 and December 1, commencing December 1, 1995.

Conversion Rights ..........The  Notes  are  convertible  at the  option  of the holder at any time after 60 days following the latest date of original issuance thereof and prior to maturity, unless previously redeemed or repurchased, into the Company's Common Stock at a
                            conversion   price  of  $                per  share,
                            subject to adjustment under certain conditions. See "Description of Notes--Conversion."

Optional Redemption ........The Notes are not  redeemable  at the  option of the
                            Company prior to June 2, 1998. At any time on or after such date, the Notes will be redeemable on at least 15 days' notice at the option of the Company, in whole or in part, at any time, initially at % and thereafter at prices declining to 100% at maturity, together with accrued interest. See "Description of Notes--Optional Redemption by the Company."

Repurchase at Option of
 Holders Upon
 Designated Event ..........In the event that a Designated Event, which includes a Change of Control (each as defined in the Indenture) occurs, each holder of Notes will have the right, subject to certain conditions and restrictions, to require the Company to offer to repurchase all outstanding Notes, in whole or in part, owned by such holder, at the repurchase prices set forth herein plus accrued interest. See "Description of Notes--Repurchase at Option of Holders Upon a Designated Event."

Subordination ..............The Notes are subordinate in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company. As of March 31, 1995, the Company had approximately $50.2 million of outstanding indebtedness which constituted Senior Indebtedness. The Indenture contains no limitation on the incurrence of Senior Indebtedness or other liabilities by the Company or its subsidiaries. See "Description of Notes--Subordination."

Listing ....................Application has been made for quotation of the Notes on the Nasdaq Small-Cap Market under the symbol "IDTIG." The Common Stock is traded on the Nasdaq National Market under the symbol "IDTI."


Use of proceeds ............To  equip  a  new  wafer  fabrication  facility  and construct and equip a new assembly and test facility, expand existing wafer fabrication facilities, acquire other capital equipment, fund the possible investments in or acquisitions of complementary technologies, product lines or companies and for other general corporate purposes, including working capital. See "Use of Proceeds."

                     SUMMARY CONSOLIDATED FINANCIAL DATA
               (In thousands, except per share data and ratios)

                                                    FISCAL YEAR ENDED MARCH 31,
                                      ------------------------------------------------------
                                          1991     1992(1)      1993       1994       1995
                                      ---------- ---------- ---------- ---------- ----------
STATEMENTS OF OPERATIONS DATA:
Revenues .............................$198,559   $202,734   $236,263   $330,462   $422,190
Gross profit .........................  98,611     75,915    103,978    170,835    242,538
Operating income (loss) ..............   4,138    (29,316)    11,006     52,269     99,515
Income (loss) before provision
(benefit) for income taxes ...........     836    (34,768)     6,278     50,206    104,403
Net income (loss)(2) .................   1,226    (32,808)     5,336     40,165     78,302
Net income (loss) per share(2)  ......$    .05  $   (1.25) $     .18   $   1.21   $   2.09
Shares used in computing net income
(loss) per share .....................  26,070     26,255     29,701     33,116     37,382
Ratio of earnings to fixed charges(3)    1.11x        --       1.90x      8.95x     24.75x


                                                                           MARCH 31, 1995
                                                                      -------------------------
                                                                       ACTUAL   AS ADJUSTED(4)
                                                                      ---------- --------------
BALANCE SHEET DATA:
Working capital ....................................................    $271,695   $442,408
Total assets .......................................................     561,975    732,688
Total debt .........................................................      42,498    217,498
Stockholders' equity ...............................................     414,531    414,531

----------
(1) In fiscal 1992, the Company recorded restructuring and other charges of $24.8 million.
(2) The Company's exemption from Malaysian income taxes expired in fiscal 1994. See Note 11 of Notes to Consolidated Financial Statements included herein ("Consolidated Financial Statements").
(3) For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of consolidated income (loss) before income taxes plus fixed charges and (ii) fixed charges consist of interest expense incurred and the portion of rental expense under operating leases deemed by the
    Company to be representative of the interest factor. Earnings were inadequate to cover fixed charges by $8.3 million in fiscal 1992.
(4) Adjusted to give effect to the sale by the Company of the Notes offered hereby and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

   In addition to the other information contained in or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS; DEPENDENCE ON COMPUTER AND COMMUNICATIONS INDUSTRIES


   IDT's past operating results have been, and its future operating results may be, subject to quarterly fluctuations due to a wide variety of factors including the timing of new product and process technology announcements and introductions by the Company or its competitors, competitive pricing pressures, fluctuations in manufacturing yields, changes in the mix of products sold, availability and costs of raw materials, the cyclical nature of the semiconductor industry, industry-wide wafer-processing capacity, economic conditions in various geographic areas and costs associated with other events, such as an expansion of production capability or litigation. For example, the Company's results in fiscal 1991 were adversely affected by a delay in the introduction of a higher-speed 256K (kilobit) SRAM (Static Random Access Memory) and a 1 Meg (megabit) SRAM, an industry-wide decrease in demand for logic products and, in late 1991, significant price competition in the SRAM market. In addition, due primarily to the write-down of excess inventory and underutilized capital assets, accruals for patent litigation defense costs and charges related to closure of an older wafer fabrication facility, the Company incurred a significant loss in fiscal 1992. Any unfavorable changes in manufacturing yields, product mix, supply or costs of raw materials, delays in new product or process technology introductions, underutilization of manufacturing capacity, unfavorable market conditions, increased price competition, intellectual property rights or other factors could adversely affect the Company's operating results. Although the Company has benefited in recent periods from SRAM market conditions characterized by excess demand over supply and resultant favorable pricing, memory markets have historically been characterized by declining prices. The Company believes industry wide capacity for SRAM production is increasing in response to these market conditions. As a result, any significant price declines for SRAM products in the future, either due to decreased demand or increased supply, could adversely affect the Company's operating results.


   The Company's operating results are also affected by the market's acceptance of the Company's and its customers' products and the level and timing of orders received. The Company ships a substantial portion of its quarterly sales in the last month of a quarter. If anticipated shipments in any quarter do not occur, the Company's operating results for that quarter could be adversely affected. In addition, a substantial percentage of the Company's products are incorporated into computer and computer-related products, which have historically been characterized by significant fluctuations in demand which in turn have affected the demand for components used in these computers. Furthermore, the Company's operating results are affected by the demand for microprocessors, particularly advanced microprocessors such as the Intel Pentium and the PowerPC, that utilize SRAM cache memory. Any decline in the demand for advanced microprocessors could adversely affect the Company's sales of SRAM components and modules, which could adversely affect the Company's operating results. In addition, demand for certain of the Company's products is dependent upon growth in the communications market. A slowdown in the computer and related peripherals or communications markets could adversely affect the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CURRENT CAPACITY LIMITATIONS AND RISKS ASSOCIATED WITH PLANNED EXPANSION

   The Company has been operating its wafer fabrication facilities in Salinas and San Jose and its assembly operations in Malaysia near installed equipment capacity since fiscal 1994. As a result, the Company has not been able to take advantage of all market opportunities presented to it. Due to long production lead times and current capacity constraints, any failure by the Company to adequately forecast the mix of product demand could adversely affect the Company's sales and operating results. For example, the Company's second quarter fiscal 1995 results were relatively flat compared to its prior quarter results due to a slowing in demand from networking customers and an inability to shift production to other product areas where demand exceeded supply.

   To address its capacity requirements, in fiscal 1995 the Company initiated and substantially completed the conversion of its Salinas wafer fabrication facility from five-inch to six-inch wafers, added incremental production equipment to its San Jose wafer fabrication facility and completed a 40,000 square foot expansion of test and assembly facilities in Penang, Malaysia. In addition, in August 1994 construction commenced on a leased 192,000 square foot facility containing a 48,000 square foot, class 1, eight-inch wafer fabrication line in Hillsboro, Oregon. The Company also recently acquired land in the Philippines and intends to construct a 240,000 square foot assembly and test facility over the next several years. Delays in the delivery of wafer fabrication or test equipment to the Company's facilities could delay planned increases in the Company's production capacity. In connection with the construction, equipping and commencement of operations at the Oregon and Philippine facilities, the Company faces a number of substantial additional risks including, but not limited to, delays in construction, cost overruns, equipment delays or shortages, manufacturing startup or process problems and difficulties in hiring key managers and technical personnel. In addition, the Company has never operated an eight-inch wafer fabrication facility and eight-inch facilities and production equipment are relatively new to the industry. Accordingly, the Company could incur unanticipated process or production problems.


   The Company's capacity additions will result in a significant increase in fixed and operating expenses. If revenue levels do not increase sufficiently to offset these additional expense levels, the Company's operating results could be adversely impacted in future periods. In this regard, IDT has historically expensed as period costs, rather than capitalized, the operating expenses associated with bringing a fabrication facility to commercial production. Although the Company does not expect the Oregon fabrication facility to contribute to revenues until fiscal 1997, the Company will recognize substantial operating expenses associated with the facility in fiscal 1996 and 1997. In addition, in fiscal 1997, the Company will begin to recognize substantial depreciation expenses upon commencement of commercial production but before production of substantial volume is achieved. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   The extensive production expansion programs, including, in particular, the construction of new facilities in Oregon and the Philippines, could strain the Company's management and engineering resources. This strain on resources could be exacerbated by the geographic distances between the Company's facilities. There can be no assurance that the Company will be able to hire additional management, engineering and other personnel, as needed, to manage these expansion programs effectively and to implement new production capacity in a timely manner and within budget.

   The Company believes other manufacturers are also expanding or planning to expand their fabrication capacity over the next several years. There can be no assurance that expansion by the Company and its competitors will not lead to overcapacity in the Company's target markets, which could cause declines in product prices that would adversely affect the Company's operating results. See "Business--Manufacturing--Properties."

MANUFACTURING RISKS


   The Company's CMOS  (Complementary  Metal Oxide Silicon) and BiCMOS  (Bipolar
CMOS) manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Minute impurities or other difficulties in the manufacturing process can lower yields. From time to time, IDT has experienced production difficulties that have caused delivery delays and quality problems. There can be no assurance that the Company will not experience manufacturing problems and product delivery delays in the future as a result of, among other things, changes to its process technologies, ramping production, installing new equipment at its facilities, and constructing facilities in Oregon and the Philippines. See "Current Capacity Limitations and Risks Associated with Planned Expansion." Further, the Company's existing wafer fabrication facilities are located relatively near each other in Northern California. If the Company were unable to use these facilities, as a result of a natural disaster or otherwise, the Company's operations would be materially adversely affected until the Company were able to obtain other production capability. See "Business-Manufacturing--Properties."

DEPENDENCE ON NEW PRODUCTS AND TECHNOLOGIES

   The market for the Company's products is characterized by significant price competition, frequent new product introductions, rapidly changing technology and evolving industry standards. Notwithstanding the Company's recent experience in the SRAM market, average selling prices of the Company's products have historically declined over time and this trend is expected to continue. To offset these decreases, the Company relies on manufacturing cost reductions and on timely introductions of new products that meet customers' needs. From time to time the Company has experienced delays in product introductions. To remain competitive the Company also must continue to devote significant resources to advancing process technologies, reducing semiconductor die size, increasing performance and improving manufacturing yields. IDT is currently converting the manufacture of several products to its newer generation process technologies. Often in the past, such conversions have temporarily adversely affected yields. In particular, as process geometries become smaller, implementation becomes more difficult. There can be no assurance that the Company will be able to develop and introduce new products in a timely manner, that new products will gain market acceptance or that new process technologies can be successfully implemented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Research and Development."

COMPETITION

   The Company competes with a number of manufacturers in each of its major product areas. Several of the Company's competitors have substantially greater technical, marketing, manufacturing and financial resources than the Company. In addition, several of the Company's foreign competitors receive assistance from their respective governments, which may give them a competitive advantage. The Company competes principally on the basis of technical innovation and product performance, as well as on quality, price and product availability. The ability of IDT to compete successfully depends upon a number of factors, including new product and process technology introductions by IDT and its competitors, customer acceptance of the Company's products, cost effective manufacturing, assertion of intellectual property rights and general market and economic conditions. Some of these factors are outside the Company's control. There can be no assurance that the Company will be able to compete successfully in the future against existing or potential competitors or that the Company's operating results will not be adversely affected by increased price competition. See "Business--Competition--Intellectual Property and Licensing."

CAPITAL NEEDS


   The semiconductor industry is extremely capital intensive. To remain competitive, the Company must continue to invest in advanced manufacturing and test equipment. Capital expenditures in fiscal 1995 for the purchase of capital equipment and expansion of facilities amounted to approximately $94.7 million. In fiscal 1996 the Company expects to expend approximately $260 million for the purchase of equipment for the Oregon facility, other ongoing capital expenditures and initial funding for the Philippines assembly and test facility. The Company currently estimates that the cost to construct and equip the Oregon and Philippines facilities will be approximately $400 to $500 million and $75 million, respectively. Accordingly, the Company anticipates significant continuing capital expenditures in the next several years. While the Company believes that the proceeds from this offering, together with existing cash and cash equivalents, cash flow from operations, existing credit facilities (including a $60 million operating lease for the Oregon facility pursuant to which the lessor will fund construction of the building and improvements) and possible other financing arrangements for the new Oregon facility, will be adequate to fund its anticipated capital expenditures and working capital needs at least through fiscal 1996, there can be no assurance that the Company will not be required to seek other financing sooner or that such financing, if required, would be available on terms satisfactory to the Company. In this regard, any adverse effect upon the Company's operating results due to a significant downturn in industry pricing or otherwise could accelerate the Company's need to seek additional outside capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

INTELLECTUAL PROPERTY RISKS


   The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. In recent years, there has been a growing trend of companies to resort to litigation to protect their semiconductor technology from unauthorized use by others. The Company in the past has been involved in patent litigation which adversely affected its operating results. Although the Company has obtained patent licenses from certain semiconductor manufacturers, the Company does not have licenses from a number of semiconductor manufacturers who have a broad portfolio of patents. IDT has been notified that it may be infringing patents issued to certain semiconductor manufacturers and other parties, and is currently involved in several license negotiations. There can be no assurance that additional claims alleging infringement of intellectual property rights, including infringement of patents that have been or may be issued in the future, will not be asserted in the future. The intellectual property claims that have been or may be asserted against the Company could require IDT to discontinue the use of certain processes or cease the manufacture, use and sale of infringing products, to incur significant litigation costs and damages, and to develop noninfringing technology or to acquire licenses to the alleged infringed technology. There can be no assurance that the Company would be able to obtain such licenses on acceptable terms or to develop noninfringing technology. The failure to renew or renegotiate existing licenses or significant increases in amounts payable under these licenses could also have an adverse effect on the Company. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented or that rights granted thereunder will provide competitive advantages to the Company. Furthermore, the laws of certain countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. See "Business--Intellectual Property and Licensing."


CYCLICALITY OF SEMICONDUCTOR INDUSTRY


   The  semiconductor  industry  is  highly  cyclical  and has been  subject  to significant downturns at various times that have been characterized by diminished product demand, production overcapacity and accelerated erosion of average selling prices. In recent periods, the markets for the Company's products, in particular SRAMs, have been characterized by excess demand over supply and resultant favorable product pricing. These conditions represent a departure from the long-term trend of declining average selling prices in the semiconductor market. Any material increase in industry-wide production capacity, shift in industry capacity toward products competitive with the Company's products, reduced demand or reduced growth in demand, or other factors could result in a rapid decline in product pricing and adversely affect the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


MANAGEMENT OF GROWTH

   The Company has experienced, and expects to experience in the future, growth in the number of employees, the scope of its operations and the geographic area of its operations. This growth has resulted in new and increased reponsibilities for management personnel and has placed added pressures on the Company's operating and financial systems. To manage future growth effectively, the Company must hire additional management and technical personnel, integrate its new employees into its overall operations and continue to improve its operational, financial and management systems. If the Company is unable to manage growth effectively or hire or retain qualified personnel, the Company's business and results of operations could be materially and adversely affected. See "Business--Employees."

DEPENDENCE ON THIRD PARTIES

   The Company's manufacturing operations depend upon obtaining adequate raw materials on a timely basis. The number of vendors of certain raw materials, such as silicon wafers, ultra-pure metals and certain chemicals and gases, is very limited. In addition, certain packages used by the Company require long lead times and are available from only a few suppliers. From time to time, vendors have extended lead times or limited supply to the Company due to capacity constraints. The Company's results of operations would be adversely affected if it were unable to obtain adequate supplies of raw materials in a timely manner or if there were significant increases in the costs of raw materials. IDT has been dependent on the design capabilities of Quantum Effect Design, Inc. ("QED"), a majority-owned subsidiary, for the design and development of derivatives of MIPS RISC based microprocessors. There can be no assurance that the Company will be able to maintain this design relationship with QED or that QED will continue to be successful in developing new microprocessors. See "Business--Manufacturing" and "--Research and Development."

INTERNATIONAL OPERATIONS


   Substantially all of the Company's test operations and a significant portion of its assembly operations are performed at IDT's facilities in Penang, Malaysia. IDT also uses subcontractors in Korea, the Philippines and Malaysia for certain assembly operations. In addition, the Company plans to construct an assembly and test facility in the Philippines. The Company's reliance on these overseas facilities entails certain risks generally associated with doing business abroad, such as foreign governmental regulations, currency fluctuations, potential currency exchange controls, political unrest and disruptions or delays in shipments. The Company's operations in Penang are subject to other specific risks. There is currently a very low unemployment rate, and accordingly a limited pool of skilled workers, in Penang. There can be no assurance that the Company will be able to hire sufficient skilled personnel as it expands its operations. In addition, due to current limitations on electrical power availability in Penang, certain large consumers of power have been subject to brief shutdowns on a weekly basis. While the Company is not a large consumer of power and therefore has not been affected by such scheduled shutdowns, there can be no assurance that, as IDT's and other manufacturers' operations in Penang expand, electrical power shortages will not adversely affect the Company's Malaysian operations. The Company's tax rate in fiscal 1996 will increase as a result of decreased tax benefits associated with the Company's Malaysian subsidiary. See Note 11 of Notes to Consolidated Financial Statements. If the Company were unable to assemble or test products offshore, or if air transportation to these foreign facilities were curtailed, the Company's operations could be materially adversely affected.


   A substantial percentage of the Company's revenues are derived from export sales. In fiscal 1994 and 1995, export sales accounted for 32% and 39%, respectively, of IDT's revenues. See Note 12 of Notes to Consolidated Financial Statements. Export sales are generally denominated in local currencies. The Company's offshore assembly and test operations and export sales are subject to risks associated with foreign operations, including currency controls and fluctuations, changes in local economic conditions, import and export controls, as well as changes in tax laws, tariffs and freight rates. The Company attempts to hedge against a portion of its short-term exposure to currency fluctuations. There can be no assurance that the above factors will not adversely affect the Company's operations in the future or that the Company will be successful in its hedging efforts. See "Business--Marketing and Sales" and "--Manufacturing" and Notes 1 and 2 of Notes to Consolidated Financial Statements.

INVENTORY VALUATION ISSUES

   In connection with the Company's fiscal 1993 audit, the Company's independent auditors identified a material weakness in the Company's internal controls with respect to its inventory management system as it relates to determining the cost of inventory. A material weakness indicates that a material error or irregularity may occur in the Company's quarterly financial statements and may not be detected on a timely basis by the Company's employees in the normal course of performing their assigned functions, thereby possibly resulting in a misstatement of the Company's quarterly financial statements. There were no adjustments to the Company's financial statements in connection with the fiscal 1993 audit and no restatements of any quarterly periods in that year. Beginning in fiscal 1994, the Company implemented programs aimed at improving its inventory management and costing systems. The Company's independent auditors did not identify any material weaknesses with respect to these systems in their audits for fiscal 1994 and 1995 and noted improvements in the Company's systems, but indicated that the Company's systems continue to have significant limitations. While the Company continues to devote resources to the improvement of its systems, there can be no assurance that the Company will successfully implement systems that will completely resolve these issues. Failure to devote adequate resources to address limitations in the Company's inventory management and costing systems or to improve such systems to the extent sought could result in a misstatement of operating results.

ENVIRONMENTAL REGULATIONS

   The Company is subject to a variety of foreign, federal, state and local governmental regulations related to the discharge and disposal of toxic, volatile or otherwise hazardous materials used in its manufacturing process. While the Company believes that it has all environmental permits necessary to conduct its business and that its activities conform to present environmental regulations, increasing public attention has been focused on the environmental impact of semiconductor operations. Any failure by the Company to control the use of, or to restrict adequately the discharge of, hazardous materials under present or future regulations could subject it to substantial liability or could cause its manufacturing operations to be suspended. In addition, IDT could be held financially responsible for remedial measures if its properties were found to be contaminated whether or not the Company was responsible for such contamination.

VOLATILITY OF STOCK PRICE

   The Company's Common Stock has experienced substantial price volatility and such volatility may occur in the future, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the semiconductor industry or in the markets served by the Company, or announcements by the Company or its competitors regarding new product introductions. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies' stocks in particular and that have often been unrelated or disproportionate to the operating performance of these companies. These factors may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

SUBORDINATION OF NOTES


   The Notes will be unsecured subordinated obligations of the Company and will be subordinate to the prior payment in full of all Senior Indebtedness (as defined in the Indenture) of the Company and will be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries. As of March 31, 1995, the Company had approximately $50.2 million of outstanding indebtedness which constituted Senior Indebtedness. In addition, as of March 31, 1995, subsidiaries of the Company had outstanding an aggregate of approximately $3.6 million of indebtedness to which the Notes are effectively subordinated. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company or any of its subsidiaries can create, incur, assume or guarantee. During the continuance beyond any applicable grace period of any default of the payment of principal, premium, interest or any other payment due on any Senior Indebtedness, no payment of principal, or premium, if any, or interest on the Notes (including, but not limited to the redemption price or repurchase price with respect to the Notes) may be made by the Company. In addition, upon any distribution of assets of the Company pursuant to any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest on the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness. By reason of the subordination, in the event of the Company's liquidation or dissolution, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company.


   In addition, the Notes are obligations exclusively of the Company and not of any of its subsidiaries. The Company's cash flow and ability to service debt, including the Notes, may be partially dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company, or upon other payments of funds by the subsidiaries to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory, contractual or other restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in these assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. See "Description of Notes--Subordination."

LIMITATIONS ON REPURCHASE OF NOTES

   Upon a Designated Event, which includes a Change of Control (each as defined in the Indenture), each holder of Notes will have certain rights, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. In addition, the Company's repurchase of Notes as a result of the occurrence of a Designated Event may be prohibited or limited by, or create an event of default under, the terms of agreements relating to borrowings which the Company may enter into from time to time, including agreements relating to Senior Indebtedness. See "--Anti-Takeover Provisions" and "Description of Notes--Repurchase at Option of Holders Upon a Designated Event."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

   The Notes are a new issue of securities for which there is currently no public market. Although application has been made for quotation of the Notes on the Nasdaq Small-Cap Market, there can be no assurance that an active trading market will develop or be maintained for the Notes. If a market for the Notes does develop, the Notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, the performance of the Company, the market price for the Company's Common Stock, the performance of the semiconductor industry and other factors.

ANTI-TAKEOVER PROVISIONS

   The Company has adopted a number of anti-takeover measures. The Company has adopted a Stockholder Rights Plan, sometimes referred to as a poison pill, designed to prevent hostile takeovers not approved by the Board of Directors. See "Description of Capital Stock--Preferred Stock." In addition, the Company's Certificate of Incorporation provides (i) that the affirmative vote of the holders of at least 75% of the voting power of outstanding shares is required to approve certain corporate transactions involving "related persons" and (ii) for a staggered board of directors under which no more than three of the Company's directors are elected in any year. The Company's bylaws also provide that directors may be removed from office without cause only by the vote of holders of at least 66 2/3 % of the Company's outstanding shares. To the extent that the required vote on a change in control and staggered Board elections would discourage corporate transactions that would likely result in a change in the Company's management, such management changes may be less likely to occur, or could, under certain circumstances, permit the Company's Board of Directors or minority stockholders to frustrate consummation of a business combination that the holders of a majority of the voting stock of the Company might believe to be in their best interests. In addition, the Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock (less the shares of Preferred Stock reserved pursuant to the Stockholder Rights Plan) without any further vote or action by the stockholders of the Company. Thus, the Board could issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock or with terms calculated to delay or prevent a change in control of the Company or to make the removal of management more difficult. In addition, Delaware law includes certain provisions that may discourage takeovers. See "Description of Capital Stock." In addition, these anti-takeover measures could adversely affect holders of the Notes in that they could discourage transactions that would constitute a Change of Control (as defined in the Indenture) or any other Designated Event (as defined in the Indenture) that would trigger their rights to require the Company to repurchase their Notes. See "Description of Notes--Repurchase at Option of Holders Upon a Designated Event."

                               USE OF PROCEEDS


   The net proceeds to the Company from the sale of the Notes offered by the Company are estimated to be $170,713,000 ($196,372,000 if the Underwriters' over-allotment option is exercised in full).

   The Company intends to use the net proceeds of the offering to equip a new wafer fabrication facility in Hillsboro, Oregon, to construct and equip a new assembly and test facility in the Philippines, to expand existing wafer fabrication facilities, and to acquire other capital equipment, and for general corporate purposes, including working capital. A portion of the proceeds may also be used for the acquisition or investment in complementary businesses, products or technologies. However, at the present time the Company has no commitments or understandings, nor are negotiations pending, with respect to any such investment or acquisition. The Company believes that the proceeds of this offering, together with existing cash and cash equivalents, short-term investments, cash flow from operations, existing credit facilities and possible other financing arrangements for the construction and equipping of the Oregon and Philippine facilities, will be adequate to fund its anticipated capital expenditures and working capital needs through at least fiscal 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Pending their application, the proceeds from this offering will be invested in short-term, interest bearing instruments.


                         PRICE RANGE OF COMMON STOCK

   The Common Stock of the Company is traded on The Nasdaq National Market under the symbol "IDTI." The following table sets forth the high and low last reported sale prices for the Common Stock as reported by the Nasdaq National Market during the fiscal quarters indicated.

                                           HIGH     LOW
                                        -------- -------
Fiscal 1994:
  First Quarter ..........................11 1/8    6 1/2
  Second Quarter .........................19 5/8   10 1/2
  Third Quarter ..........................18 7/8   12 3/8
  Fourth Quarter .........................33 5/8   16 3/4

Fiscal 1995:
  First Quarter ..........................31 3/8   23 7/8
  Second Quarter .........................28 7/8   16 1/4
  Third Quarter ..........................30 1/16  18 1/2
  Fourth Quarter .........................40 3/4   28 3/8

Fiscal 1996:
  First Quarter (through May 24, 1995)  ..49 7/8   36 1/16


   On May 24, 1995, the last reported sale price of the Common Stock was $46 7/8 per share. As of May 18, 1995, there were approximately 820 record holders of the Common Stock.


                               DIVIDEND POLICY

   The Company intends to retain any future earnings for use in its business and, accordingly, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                                CAPITALIZATION

   The following table sets forth the capitalization of IDT at March, 31, 1995 and as adjusted to reflect the sale by the Company of the Notes offered hereby and the receipt of the estimated net proceeds therefrom.


                                                                       MARCH 31, 1995
                                                                 ------------------------
                                                                    ACTUAL    AS ADJUSTED
                                                                 ---------- -------------
                                                                       (IN THOUSANDS)
Current portion of long term obligations(1) .....................    $  5,903   $  5,903
                                                                   ========== =============
Notes offered hereby ............................................    $    --    $175,000
Long-term obligations excluding current portion(1) ..............      36,595     36,595
                                                                   ---------- -------------
Total long-term debt ............................................      36,595    211,595
Stockholders' equity:
  Preferred Stock; $.001 par value: 5,000,000 shares authorized;
    no shares issued ............................................         --         --
  Common Stock; $.001 par value: 65,000,000 shares authorized;
    38,104,634 shares issued and outstanding(2) .................          38         38
  Additional paid-in capital ....................................     271,618    271,618
  Retained earnings .............................................     142,819    142,819
  Cumulative translation adjustment .............................          56         56
                                                                   ---------- -------------
    Total stockholders' equity ..................................    $414,531   $414,531
                                                                   ---------- -------------
    Total capitalization ........................................    $451,126   $626,126
                                                                   ========== =============

----------
(1) See Notes 4 and 5 of Notes to Consolidated Financial Statements.
(2) Excludes 5,468,973 shares of Common Stock subject to stock options outstanding at March 31, 1995 and an additional 1,258,934 shares of Common Stock reserved for issuance under the Company's stock option and stock purchase plans. See Note 9 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data as of March 31, 1994 and 1995 and for each of the years in the three-year period ended March 31, 1995 have been derived from IDT's Consolidated Financial Statements included elsewhere in this Prospectus, which have been audited by Price Waterhouse LLP, independent accountants, as indicated in their report thereon appearing elsewhere herein. The following selected financial data as of March 31, 1991, 1992 and 1993 and for each of the years in the two-year period ended March 31, 1992 have been derived from audited consolidated financial statements not included herein. The data set forth below are qualified in their entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                     FISCAL YEAR ENDED MARCH 31,
                                      -------------------------------------------------------
                                          1991      1992(1)      1993       1994       1995
                                      ---------- ----------- ---------- ---------- ----------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENTS OF OPERATIONS DATA:
Revenues .............................  $198,559   $202,734    $236,263   $330,462   $422,190
Cost of revenues .....................    99,948    126,819     132,285    159,627    179,652
                                        ---------- ----------- ---------- ---------- ----------
Gross profit .........................    98,611     75,915     103,978    170,835    242,538
                                        ---------- ----------- ---------- ---------- ----------
Operating expenses:
  Research and development ...........    50,848     52,044      53,461     64,237     78,376
  Selling, general and administrative.    43,625     48,721      39,511     54,329     64,647
  Restructuring charge ...............     --       4,466         --         --         --
                                      ---------- ----------- ---------- ---------- ----------
    Total operating expenses .........    94,473    105,231      92,972    118,566    143,023
                                      ---------- ----------- ---------- ---------- ----------
Operating income (loss) ..............     4,138    (29,316)     11,006     52,269     99,515
Interest expense .....................    (6,507)    (7,045)     (5,855)    (5,165)    (3,298)
Interest income and other, net  ......     3,205      1,593       1,127      3,102      8,186
                                      ---------- ----------- ---------- ---------- ----------
Income (loss) before provision
  (benefit) for income taxes .........       836    (34,768)      6,278     50,206    104,403
Provision (benefit) for income taxes        (390)    (1,960)        942     10,041     26,101
                                      ---------- ----------- ---------- ---------- ----------
Net income (loss)(2) .................  $  1,226  $(32,808)   $   5,336  $ 40,165   $ 78,302
                                      ---------- ----------- ---------- ---------- ----------
Net income (loss) per share(2)  ...... $     .05  $   (1.25)  $     .18  $   1.21   $   2.09
                                      ---------- ----------- ---------- ---------- ----------
Shares used in computing net
  income (loss) per share ............    26,070     26,255      29,701     33,116     37,382
                                      ========== =========== ========== ========== ==========
Ratio of earnings to fixed charges(3)      1.11x        --        1.90x      8.95x     24.75x
                                      ---------- ----------- ---------- ---------- ----------

                                                             MARCH 31,
                                          ------------------------------------------------------
                                              1991       1992       1993       1994       1995
                                          ---------- ---------- ---------- ---------- ----------
BALANCE SHEET DATA:
Working capital ......................  $  63,539  $  40,493  $  50,885   $143,248   $271,695
Total assets .........................    258,626    229,730    239,994    349,571    561,975
Total debt ...........................     73,858     66,100     62,295     51,646     42,498
Stockholders' equity .................    134,524    104,602    117,760    224,367    414,531

----------
(1) In fiscal 1992, the Company recorded restructuring and other charges of $24.8 million.
(2) As described in Note 11 of Notes to Consolidated Financial Statements, the Company's Malaysian subsidiary was granted a tax holiday which extended through June 30, 1993. Such status had the effect of reducing the Company's provision for taxes by approximately $0.9 million, $1.0 million, and $1.5 million, or $0.04, $0.04 and $0.05 per share, for the years ended March 31, 1991, 1992 and 1993, respectively. Management believes its effective tax rate in 1996 will increase due to decreased tax benefits associated with its Malaysian subsidiary.
(3) For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of consolidated income (loss) before income taxes plus fixed charges and (ii) fixed charges consist of interest expense incurred and the portion of rental expense under operating leases deemed by the
    Company to be representative of the interest factor. Earnings were inadequate to cover fixed charges by $8.3 million in fiscal 1992.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                            RESULTS OF OPERATIONS

OVERVIEW

   IDT   designs,   develops,   manufactures   and  markets  a  broad  range  of
high-performance semiconductor products for the desktop computer, communications, office automation and workstation/server markets. The Company's revenues have increased from $236 million in fiscal 1993 to $330 million in fiscal 1994 and to $422 million in fiscal 1995. This growth has been due to increasing market acceptance of new products, the expansion of production output through additions of capital equipment and improved manufacturing processes and associated die shrinks and yield improvements, and improvements in overall market conditions, including strong demand for SRAMS. During these periods, the Company has achieved unit volume growth across all of its market segments. In fiscal 1995 as a result of strong demand for fast SRAMs used as secondary cache for 32-bit and 64-bit micropressors the Company shifted product mix in favor of SRAMs. The higher selling prices of SRAMs in fiscal 1995 resulted in increasing average selling prices on a company-wide basis for the year.

   The Company's gross profit and operating profit margins have improved significantly from 44.0% and 4.7%, respectively, in fiscal 1993 to 51.7% and 15.8%, respectively, in fiscal 1994 and to 57.5% and 23.6%, respectively, in fiscal 1995. These improvements were due to economies of scale associated with increased unit shipments, higher utilization of manufacturing capacity, wafer fabrication process improvements, die shrinks and a mix shift to higher margin products, particularly SRAMs.

   The Company has been operating near installed equipment capacity since fiscal 1994. To address this situation, the Company initiated a significant capacity expansion program in 1995, including conversion of the Company's Salinas wafer fabrication facility from five-inch to six-inch wafers, purchase of incremental wafer fabrication equipment for the Company's San Jose facility, expansion of assembly and test facilities in Penang, Malaysia, construction of a new eight-inch wafer fabrication facility in Oregon and the construction of a new assembly and test facility in the Philippines. These programs required substantial capital expenditures in fiscal 1995 and are expected to require a substantially higher level of expenditures in fiscal 1996 and beyond. See "Business--Manufacturing--Properties." The Company initiated and substantially completed the equipment conversion of the Salinas facility in fiscal 1995, and recently commenced its last manufacturing start of five-inch wafers in this facility. The substantial portion of the addition of new equipment to the San Jose facility has occurred and additional equipment will be added in fiscal 1996. The 40,000 square foot expansion of the Penang facilities was completed at the end of fiscal 1995. It is expected that the Oregon facility will commence production during fiscal 1996; however, the Oregon facility is not expected to contribute to revenues until fiscal 1997. The Company has recently completed the acquisition of land for the new test and assembly facility in the Philippines.

   The increased operating expenses associated with the Company's capacity expansion programs will adversely affect operating results until the Company achieves volume production utilizing the new facilities and equipment. Although the Company does not expect to generate revenues from its new Oregon fabrication facility until fiscal 1997, the Company will recognize substantial operating expenses associated with the facility in fiscal 1996 and 1997. The Company will also begin to recognize in fiscal 1997 substantial depreciation expenses upon commencement of commercial production but before production of substantial volumes is achieved.

   The following table sets forth certain amounts, as a percentage of revenues, from the Company's consolidated statements of operations for the three fiscal years ended March 31, 1993, 1994 and 1995.

                                          FISCAL YEAR ENDED MARCH 31,
                                          --------------------------
                                             1993     1994     1995
                                          -------- -------- --------
Revenues .................................  100.0%   100.0%   100.0%
Cost of revenues .........................   56.0     48.3     42.5
                                          -------- -------- --------
Gross margin .............................   44.0     51.7     57.5
                                          -------- -------- --------
Operating expenses:
  Research and development ...............   22.6     19.4     18.6
  Selling, general and administrative  ...   16.7     16.5     15.3
                                          -------- -------- --------
    Total operating expenses .............   39.3     35.9     33.9
                                          -------- -------- --------
Operating income .........................   4.7     15.8     23.6
Net interest income ......................  (2.0)    (0.6)     1.2
                                          -------- -------- --------
Income before provision for income taxes     2.7     15.2     24.8
Provision (benefit) for income taxes  ....   0.4      3.0      6.2
                                          -------- -------- --------
Net income ...............................   2.3%    12.2%    18.6%
                                          ======== ======== ========

   Set forth below are selected financial data from the Company's consolidated statements of operations for the last eight fiscal quarters, reflecting continued improvements in the Company's operating results:


                              FISCAL 1994                              FISCAL 1995
               --------------------------------------- -----------------------------------------
                  FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD      FOURTH
                 QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER    QUARTER
               --------- --------- --------- --------- --------- --------- ---------- ----------
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues ......$72,766   $80,295   $85,330   $92,071   $95,043   $95,585   $105,765   $125,797
Gross profit  . 33,948    39,967    45,419    51,501    54,632    55,574     60,528     71,804
Net income ....  4,628     7,733    11,625    16,179    16,878    17,006     19,799     24,619
Net income per
 share ........$   .15  $    .24  $    .35  $    .45  $    .47   $   .47   $    .54   $    .61

RESULTS OF OPERATIONS

   Fiscal Years 1993, 1994 and 1995. Revenues increased 27.8% to $422.2 million in fiscal 1995, as compared to revenues of $330.5 million in fiscal 1994, which in turn represented a 39.9% increase over revenues of $236.3 million in fiscal 1993. The increase in fiscal 1995 was attributable to the higher unit volumes across all product families and sales channels. Sales in Asia-Pacific (excluding Japan) and Europe increased substantially in fiscal 1995. In addition, much of the increase in revenues was driven by increasing demand for fast SRAM memory utilized by more powerful microprocessors, such as the Pentium and PowerPC, which utilize secondary cache memory for enhanced system performance. As a result of strong industry-wide demand and capacity constraints, SRAM prices were generally higher throughout fiscal 1995 as compared to the prior year, particularly in the second half of fiscal 1995. The Company also achieved in fiscal 1995 higher unit sales of specialty memories and embedded microprocessors, particularly in the telecommunications and networking markets. In fiscal 1995 microprocessor sales were flat as compared to fiscal 1994, due to a decline in sales of nonembedded microprocessors as a result of the Company's strategic shift of focus toward sales of embedded microprocessors. Growth in fiscal 1994 was due to increased unit sales across all product segments, with the largest percentage increase in the microprocessor segment, as well as favorable pricing during the fiscal year on certain products, offset in part by lower selling prices for some products. Revenue growth in fiscal 1993 was attributed to increases in product shipments across all market segments, offset in part by price reductions on several major products. Toward the end of fiscal 1993, pricing firmed in the memory business segment, reversing a trend of steady price erosion over several years, which had been driven in part by increased demand across all market segments.

   Gross profit in fiscal 1995 increased 42.0% to $242.5 million, or 57.5% of revenues, as compared to $170.8 million or 51.7% of revenues in fiscal 1994. Gross profit increased 64.3% in fiscal 1994 from $104.0 million or 44.0% of revenues in fiscal 1993. The improvements in gross profit and gross margins in fiscal 1995 were primarily attributable to higher prices on certain products, particularly SRAMs, higher manufacturing capacity utilization and lower costs achieved through die shrinks. In fiscal 1995 the Company also continued a shift to more advanced designs and wafer fabrication processes, which resulted in increased die per wafer yields and therefore lower unit costs. More efficient test and burn-in procedures also contributed to improved yields and reduced manufacturing costs. In addition, selective acceptance of new orders as a result of continued strong demand allowed the Company to shift manufacturing capacity to higher-margin products. Gross profit also benefited in fiscal 1995 as compared to fiscal 1994 as a result of a $3.5 million reduction in patent and royalty expenses related to license agreements. However, the Company's industry is characterized by patent claims and license agreements, and there can be no assurance royalty expenses will not increase in the future. In recent periods the pricing environment for SRAMs has been favorable, notwithstanding the long-term trend of price declines in the semiconductor market. Significant price declines for SRAMs or other products in the future could adversely affect the Company's operating results. The improvement in gross profit in fiscal 1994 was primarily attributable to greater capacity utilization, which lowered average wafer manufacturing costs, significant increases in die per wafer due to wafer fabrication process improvements, and a mix shift to products with higher average selling prices, particularly microprocessors.

   Research and development expenses increased 22.1% to $78.4 million or 18.6% of revenues in fiscal 1995, as compared to $64.2 million or 19.4% of revenues in fiscal 1994. In fiscal 1993, R&D expenses were $53.5 million or 22.6% of revenues. The increases in R&D expenses were due primarily to continued investments by the Company in both process technology and new product design and development. In fiscal 1995, the Company introduced over 50 new products, with more than 600 configurations, and continued to develop its CMOS processes at 0.5 micron geometries and below. A number of activities will cause absolute R&D spending to increase substantially, including expansion of R&D activity in both Atlanta, Georgia and Austin, Texas, new plant start-up costs associated with the Oregon wafer fabrication facility, particularly in fiscal 1996, and further development of new products and processes. IDT believes that the continuation of a high level of R&D investment is essential to continue the flow of new products.

   Selling, general and administrative expenses increased 19% to $64.6 million in fiscal 1995 or 15.3% of revenues, as compared to $54.3 million or 16.5% of revenues in fiscal 1994. In fiscal 1993, SG&A expenses were $39.5 million or 16.7% of revenues. The increase in SG&A expenses in fiscal 1995 was attributable to higher costs associated with the higher level of sales, including higher sales commissions, employee profit sharing and management bonuses, and an increase in sales personnel, particularly in Europe, although SG&A expenses did not increase as rapidly as sales. The fiscal 1994 increase was primarily due to increases in management bonuses, employee profit sharing and the variable selling expenses associated with the revenue increase.

   Interest expense totaled $3.3 million in fiscal 1995, compared to $5.2 million in fiscal 1994 and $5.9 million in fiscal 1993. Interest expense has decreased as IDT has retired outstanding debt, primarily equipment financing. IDT continues to impute interest on a long-term obligation associated with a patent cross-license.

   Interest income and other, net, increased to $8.2 million in fiscal 1995 compared to $3.1 million and $1.1 million in fiscal years 1994 and 1993, respectively. The increase in interest income resulted from significantly higher cash balances available for investments, due to cash generated from operations and net proceeds from Common Stock offerings of $46.8 million in October 1993 and $97.6 million in December 1994. In fiscal 1995 interest income also reflected the general increase in interest rates available for investment funds. IDT also received approximately $1.0 million of royalty income in fiscal 1995 compared to $0.3 million in fiscal 1994 and none in fiscal 1993.

   The effective tax rates for fiscal 1995, 1994 and 1993 of 25%, 20% and 15%, respectively, differed from the U.S. statutory rate of 35% in fiscal 1995 and 1994 (34% for fiscal 1993) primarily due to earnings of foreign subsidiaries being taxed at lower rates, as well as the utilization of research and development credits. In addition, fiscal years 1995 and 1994 benefited from the realization of certain deferred tax benefits for which a valuation allowance was previously required. The Company expects that its effective tax rate in 1996 will increase to approximately 32% due to decreased tax benefits associated with its Malaysian subsidiary. See Note 11 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's financial condition improved during fiscal 1995. Cash and cash equivalents and short-term investments increased from $121.8 million at the end of fiscal 1994 to $232.1 million at the end of fiscal 1995. Working capital increased from $143.2 million at March 31, 1994 to $271.7 million at March 31, 1995. These increases were due to improved profitability, as well as a public stock offering in fiscal 1995 yielding net proceeds of approximately $97.6 million. As of March 31, 1995, the Company had $6.1 million available under unsecured lines of credit, all of which are overseas. See Note 6 of Notes to Consolidated Financial Statements.

   During fiscal 1993, 1994 and 1995, the Company generated $37.2 million, $100.1 million and $115.8 million, respectively, of cash flow from operations. The largest single factor influencing cash flow from operations during fiscal 1993 was the depreciation resulting from the Company's San Jose wafer fabrication facility. The improved operating results in fiscal 1994 and 1995 also had a significant impact on cash flow during those periods. The Company anticipates that significant depreciation relating to the San Jose facility will continue through at least fiscal 1996.

   During fiscal 1993, 1994 and 1995, the Company's net cash used in investing activities was $28.8 million, $68.9 million and $163.2 million, respectively, of which $28.0 million, $37.4 million and $94.7 million, respectively, were used for capital equipment and property and plant improvements. During fiscal 1993, the Company's net cash used in financing activities was $5.9 million, due primarily to net repayments of $8.8 million related primarily to capital equipment financing. In fiscal 1994, financing activities generated $34.8 million, the primary source of which was net cash of $46.8 million as a result of the Company's public equity offering in October 1993. This source was partially offset by net repayments of equipment financing of $20.5 million. In fiscal 1995 the Company's financing activities generated $89.2 million, the primary source of which was net cash of $97.6 million as a result of the Company's public equity offering in December 1994; these funds were partially offset by net debt repayments of $14.4 million. See Notes 4, 5, 6 and 7 of Notes to Consolidated Financial Statements for information regarding the Company's various financing arrangements.

   The Company has international subsidiaries which operate and sell products or manufacture products in foreign markets. In addition, the Company's export sales are generally denominated in local currencies. The Company also purchases materials and equipment from foreign suppliers, and incurs labor costs, particularly at its Malaysia assembly facility, in foreign currencies. As a result, the Company is exposed to international factors such as changes in foreign currency exchange rates, imposition of currency exchange controls or changes in the economic conditions of the countries in which the Company operates. The Company utilizes forward exchange contracts to hedge against the short-term impact of foreign currency fluctuations on certain assets or liabilities denominated in foreign currencies. At March 31, 1995, the Company had outstanding various forward exchange contracts valued at approximately $18.5 million. See Note 2 of Notes to Consolidated Financial Statements.

   In view of current and anticipated capacity requirements, the Company anticipates capital expenditures of approximately $260 million in fiscal 1996, principally in connection with its capacity expansion programs. In January 1995 the Company entered into a five-year, $60 million Tax Ownership Lease transaction with respect to the new Oregon wafer fabrication facility. The lease obligations are secured by the building and collateralized by cash and/or investments (restricted securities) up to 105% of the lessor's construction cost until completion of the building and 85% thereafter. Restricted securities collateralizing this lease were $10.5 million at March 31, 1995 and are expected to reach approximately $50 million by the completion of the facility in fiscal 1996. The Company is also contingently liable at the end of the lease to the extent the lessor is not able to realize 85% of the construction costs of the building upon sale or other disposition of the building by the lessor. The lease requires monthly payments which vary based upon the London Interbank Offered Rate (LIBOR) plus 0.3% (6.425% at March 31, 1995). See Note 7 to Consolidated Financial Statements. The Company may consider additional forms of financing to help meet its anticipated capital needs for its new Oregon facility, including a possible bond financing through the State of Oregon, which could yield proceeds of up to $20 million or more. The Company currently estimates that the cost to construct and equip the Oregon and Philippines facilities will be approximately $400 to $500 million and $75 million, respectively. Accordingly, the Company anticipates significant continuing capital expenditures in the next several years. See "Risk Factors--Current Capacity Limitations and Risks Associated with Planned Expansion" and "--Capital Needs."

   The Company believes that the proceeds from this offering, together with existing cash and cash equivalents, cash flow from operations, existing credit facilities and possible other financing arrangements for the new facilities, will be adequate to fund its anticipated capital expenditures and working capital needs through at least fiscal 1996. There can be no assurance, however, that the Company will not be required to seek other financing sooner or that such financing, if required, will be available on terms satisfactory to the Company.

                                   BUSINESS

   IDT   designs,   develops,   manufactures   and  markets  a  broad  range  of
high-performance semiconductor products for the desktop computer, communications, office automation and workstation/server markets. The Company focuses its development efforts on providing proprietary and enhanced industry-standard products that improve the performance of systems incorporating high-performance microprocessors. The Company offers over 5,000 product configurations in four product families: SRAM components and modules, specialty memory products, logic circuits and RISC microprocessors and subsystems. The Company has made significant investments and commitments in becoming a supplier of RISC based microprocessors and now offers a family of 20 microprocessor and related peripheral products for the desktop computing and embedded systems markets.

   The Company markets its products on a worldwide basis primarily to OEMs through a variety of channels, including a direct sales force, distributors and independent sales representatives. The Company's end-user customers include Alcatel, AT&T, Apple Computer, Bay Networks, Canon, Cisco Systems, Compaq Computer, Dell Computer, Digital Equipment, FORE Systems, Hewlett Packard, IBM, Intel, Motorola, NEC, Nokia, Olivetti, Siemens Nixdorf, Silicon Graphics, Sun Microsystems and Tektronix.

BACKGROUND

   Virtually all electronic systems--whether in personal computers, telephone switches or automobiles --are designed around microprocessors. Memory and input/output devices surround and control the flow of data to and from the microprocessor. Continuing improvements in the speed and performance of microprocessors have facilitated a trend toward making electronic systems smaller, faster, more powerful and more accessible to users. However, in order to take advantage of the full capabilities of the new generations of microprocessors, electronic systems require faster and higher performance memory and logic devices. In addition, the decreasing size of electronic systems has led in many cases to the use of modules or subsystems that integrate a number of semiconductor components. The foregoing trends are driving the demand for the Company's four product families.

   o SRAM Components and Modules. Today's higher-performance microcomputers that use advanced microprocessors and more complex operating systems and applications software require more memory, including SRAM cache memory, DRAM (Dynamic Random Access Memory) main memory and disk memory. SRAM cache memory provides intermediate storage between fast microprocessors and relatively slow DRAM main memory. By serving as an intermediate high-speed memory, SRAM cache memory significantly increases overall system speed and performance. Personal computers based on Intel microprocessor architectures through the 386 family generally did not utilize SRAM cache memory. The high-performance 32-bit Intel 486 compatible family of microprocessors and 64-bit microprocessors, such as the Intel Pentium microprocessor and the PowerPC microprocessor, have some on-chip, or internal, SRAM cache memory. The increased speed of these newer microprocessors, however, require additional external SRAM cache memory for enhanced performance. The Company believes that a large portion of 486-based PCs require SRAM cache memory and that substantially all Intel Pentium and PowerPC-based computers require such memory. In addition, low voltage (3.3 volt) SRAM cache memories are increasingly being used to reduce power consumption in desktop and laptop computers.

   o Specialty Memory Products. Complex electronic systems that have different data transfer rates within the system or use multiple microprocessors may utilize specialty memory products, such as FIFOs (First In/First Out memory products) and multi-port memory devices, to enhance performance. For example, communications systems increasingly use specialty memory products to improve the flexibility and throughput of the systems. The trend toward linking computer users within an office or an enterprise so that they can share data and peripherals has led to the rapid growth of high-performance local area networks ("LANs") and wide area networks ("WANs") and therefore the increased use of specialty memory products.

   o Logic Circuits. The increasing speed, complexity and reduced size of microprocessor-based systems often require the use of high-speed, high-performance logic devices to interconnect the various elements in a system. While many general logic functions are increasingly being integrated through the use of programmable logic devices, many specialized logic elements, such as buffers, clock drivers and memory drivers, continue to be implemented as discrete functions.

   o RISC Microprocessors and Subsystems. Microprocessors manipulate and control data in electronic systems through a fixed set of instructions. Some microprocessor architectures use complex instruction set computing ("CISC") while other architectures focus on a reduced number, or subset, of instructions ("RISC"). Substantially all personal computer systems today use CISC microprocessors based on the Intel x86 architecture. RISC microprocessors, however, generally operate at higher speeds than CISC microprocessors, which has led to the increasing acceptance of RISC microprocessors in workstations, servers and other high-performance computers as well as embedded controllers for printers, copiers, facsimile machines and other electronic products.

STRATEGY

   IDT's strategy is to be a leading supplier of products that improve the performance of microprocessor-based systems. The Company seeks to offer innovative products with superior cost/performance by utilizing its expertise in memory design and process technologies. Key elements of the Company's strategy are:

   o Develop High Performance Solutions for Growing Markets. IDT focuses its development efforts on providing proprietary products and enhanced industry-standard products for use in applications in the growing desktop computer, communications, office automation and workstation/ server markets. Since the beginning of fiscal 1995, the Company has introduced over 50 new products in more than 600 configurations to meet the needs of these markets. The Company believes that its emphasis on high-performance, innovative products has resulted in its becoming a market leader in SRAMs, SRAM cache modules, FIFOs, multi-port memory products and high-speed CMOS logic circuits.

   o Leverage Expertise in SRAM and Subsystem Design. IDT uses the extensive experience it has gained in the design of SRAMs and subsystems since its founding in 1980 to develop new memory products that provide higher value-added solutions to IDT's customers. The Company is increasingly integrating components from its various product families into single devices or modules that provide increased functionality and can in turn be more easily integrated into its customers' systems. For example, IDT offers cache memory modules that include cache controller, cache tag SRAM and cache SRAM components for personal computer applications, and the SARAM device which incorporates both logic and memory functions for enhanced functionality in network applications.

   o Maintain Process Technology Leadership. The Company is committed to continuously improving its CMOS process technologies in order to improve product performance and lower product costs through improved yields. The Company invests a substantial portion of its research and development expenditures in order to advance its process technologies. The majority of IDT's current products are manufactured using its 0.65 micron processes and an increasing number are being manufactured using the Company's new
      0.5 micron processes and sub-0.5 micron CMOS processes are under development. IDT believes that its advanced process technology capability allows it to design and manufacture state-of-the-art products, thereby providing it with a competitive advantage.

   o Control and Expand Production Capability. IDT believes that maintaining its own wafer fabrication capability facilitates the implementation of advanced process technologies and new higher- performance product designs, provides it with a reliable source of supply of semiconductors and allows it to be more flexible in shifting production according to product demand. In addition, the Company has a greater ability to lower costs at production volumes by matching manufacturing flow to the processes being used. The Company has undertaken a significant program to invest in new capital equipment and facilities in order to increase and improve its capacity, including the construction and equipping of facilities in Oregon and the Philippines. Through operating its own test facilities, the Company believes it is able to maintain quality while controlling costs.

PRODUCTS AND MARKETS

   IDT offers over 5,000 product configurations in four product families: SRAM components and modules, specialty memory products, logic circuits, and RISC microprocessors and subsystems. During fiscal 1995, these product families accounted for 40%, 28%, 21% and 11%, respectively, of product revenues. The Company markets its products primarily to OEMs in the desktop computer, communications, office automation and workstation/server markets. IDT's product design efforts are focused on developing proprietary components and integrating its components into single devices, modules or subsystems to meet the needs of customers.

   SRAMs. SRAMs are memory circuits used for storage and retrieval of data during a computer system's operation. SRAMs do not require electrical refreshment of the memory contents to ensure data integrity, allowing them to operate at high speeds. SRAMs include substantially more circuitry than DRAMs, resulting in higher production costs for a given amount of memory, and generally command higher selling prices than the equivalent density DRAM. The market for SRAMs is fragmented by differing demands for speed, power, density, organization and packaging. As a result, there are a number of niche markets for SRAMs.


   The Company is focused primarily on the cache memory segment of the SRAM market. The Company's SRAM product strategy is to offer high-performance 5 volt and 3.3 volt SRAM components and modules that have differentiated features optimized to work with specified microprocessors, such as the Intel 486 and Pentium families of microprocessors, the PowerPC microprocessor and MIPS RISC microprocessors. Cache memory provides an intermediate storage solution between fast microprocessors and relatively slow DRAM main memory. Cache memory operates at the speed of the microprocessor and increases the microprocessor's efficiency by temporarily storing the most frequently used instructions and data. Special cache tag SRAMs provide a look-up table function that tells the cache controller which blocks of data are currently stored in the cache SRAMs.


   IDT is a leading supplier of cache SRAM components and modules to personal computer manufacturers. The Company offers a range of cache SRAMs, including burst-mode cache SRAMs that support the Intel and PowerPC microprocessors, and cache tag SRAMs . The Company's cache SRAM components are often integrated into cache memory modules. These modules include the cache controller, cache tag SRAM and cache SRAM components and are ready to plug into sockets on a computer system's motherboard. IDT offers a series of standard and custom cache memory modules for IBM and IBM- compatible PCs and PowerPC-based personal computers as well as for certain RISC microprocessor-based systems.

   The Company continues to develop its next generation SRAM products to meet the growing cache memory needs of increasingly faster microprocessors. IDT's new products are being designed to operate at higher speeds and provide greater levels of integration.

   In order to provide SRAM products that meet the varying needs of its customers, IDT uses primarily CMOS and, to a lesser extent, BiCMOS process technologies and offers 16K, 64K, 256K and 1 Meg density SRAMs in a number of speed, organization, power and packaging configurations.

   Specialty Memory Products. The Company's proprietary specialty memory products include FIFOs and multi-port memory products that offer high-performance features which allow communications and computer systems to operate more effectively. FIFOs are used as rate buffers to transfer large amounts of data at high speeds between separate devices or pieces of equipment operating at different speeds within a system. Multi-port memory products are used to speed data transfers and act as the link between multiple microprocessors or between microprocessors and peripherals when the order of the data to be transferred needs to be controlled. These products are currently used primarily in peripheral interface, communications and networking products, including bridges, hubs, routers and switches.

   IDT is a leading supplier of both synchronous and asynchronous FIFOs and has increasingly focused its resources on the design of synchronous FIFOs. Synchronous FIFOs have been gaining greater market acceptance because they are faster and provide an easier user interface. IDT's family of 9-bit SyncFIFOs are being used in many of the newer networking products.

   The Company is a leading supplier of multi-port memory products. IDT's family of multi-port memory products is composed primarily of dual-port asynchronous devices. The Company also offers four-port products, a synchronous dual-port device and a new device, known as a SARAM, that combines the flexibility of a multi-port product with the ease of a FIFO. In addition, the Company is developing a family of specialty memory products for the emerging asynchronous transfer mode ("ATM") market. The first member of this ATM family, a SAR (segmentation and reassembly), is a highly integrated, low cost interface device for ATM network cards. Other members of the ATM family will include low-cost physical media interface devices, as well as more highly-integrated SAR devices for ATM networks.

   Logic Circuits. IDT is a leading manufacturer of high-speed byte-wide and double-density 16-bit CMOS logic circuits for high-performance applications. Logic circuits control data communication between various elements of electronic systems, such as between a microprocessor and a memory circuit. IDT offers a wide range of logic circuit products, which support bus and backplane interfaces, memory interfaces and other logic support applications where high-speed, low power and high-output drive are critical. IDT's logic circuits are used in a broad range of markets.

   IDT's 16-bit family of logic products is available in small packages, enabling board area to be reduced, and has gained increasing market acceptance. These products are designed for new applications in which small size, low power and extra low noise are as important as high speeds. IDT also supplies a series of 8-bit and 16-bit 3.3 volt logic products and a 3.3 volt to 5 volt translator circuit directed at the growing requirements for 3.3 volt systems in the notebook and laptop computer and other markets. The Company also offers a family of clock drivers and clock generators. These devices, placed at critical positions in a system, correct the degradation of timing that occurs the further the impulses travel from the main system clock.

   RISC Microprocessor Components and Subsystems. IDT is a licensed manufacturer of MIPS RISC microprocessors. IDT now manufactures MIPS architecture 32-bit and 64-bit standard microprocessors and IDT derivative products for the communications, office automation, workstation/server and desktop computer markets.

   The Company focuses its RISC microprocessor design and marketing efforts primarily on the embedded controller market. Embedded controllers are microprocessors that control a single device such as a printer, copier or network router. The Company sells several proprietary 32-bit derivative products for the embedded controller market, including devices with on-circuit SRAM cache memory and floating point functions.

   In 1993, the Company introduced its ORION R4600 microprocessor, which is capable of clock speeds of up to 150 MHz. The R4600 is a higher performance, lower cost derivative of the 64-bit R4000 and R4400 microprocessors developed by MIPS Computer Systems, which was acquired by Silicon Graphics in 1992 ("MIPS"), and introduced by the Company and other MIPS licensees in 1992 and 1993, respectively. The R4600 was developed for the Company and to the Company's specifications by Quantum Effect Design, Inc. ("QED"), a consolidated subsidiary. Systems based on the ORION family of microprocessors are targeted at both embedded and desktop applications.

   The Company also manufactures RISC subsystems, which are board level products that contain MIPS RISC architecture microprocessors, cache SRAMs, logic circuits and supporting software. These products are used in development systems for the evaluation and design of hardware and software or are integrated into customers' end-user systems, thereby reducing design cycle time.

CUSTOMERS

   The Company markets and sells its products primarily to OEMs in the desktop computer, communications, office automation and workstation/server markets. Customers often purchase products from more than one of the Company's product families.

   The following is an alphabetical listing of current representative end-user customers of the Company, by market:

DESKTOP COMPUTER        COMMUNICATIONS       OFFICE AUTOMATION                WORKSTATION/SERVER
-----------------       ---------------      -----------------------          --------------------
Apple Computer          Alcatel              Canon                            Digital Equipment
AST Research            AT&T                 Electronics For Imaging          EMC
Compaq Computer         Bay Networks         QMS                              NEC
Dell Computer           Cabletron            Samsung                          Pyramid Technology
Gateway Computers       Cisco Systems        Tektronix                        Siemens Nixdorf
Groupe Bull             Ericsson             Texas Instruments                Silicon Graphics
Hewlett-Packard         FORE Systems         Toshiba                          Sun Microsystems
IBM                     Fujitsu              Xerox
ICL                     Motorola
Intel                   Nokia
Olivetti                Siemens




MARKETING AND SALES

   IDT markets and sells its products primarily to OEMs through a variety of channels, including a direct sales force, distributors and independent sales representatives.

   The Company had 50 direct sales personnel in the United States at March 31, 1995. Such personnel are located at the Company's headquarters and in 17 sales offices in Alabama, California, Colorado, Florida, Illinois, Maryland, Massachusetts, Minnesota, New Jersey, New York, Oregon and Texas, and are primarily responsible for marketing and sales in those areas. IDT also utilizes three national distributors, Hamilton Hallmark, Future Electronics and Wyle Laboratories, and several regional distributors in the United States. Hamilton Hallmark accounted for 15% and 13% of the Company's revenues in fiscal 1994 and 1995, respectively. In addition, IDT uses independent sales representatives, which generally take orders on an agency basis while the Company ships directly to the customer. The representatives receive commissions on all products shipped to customers in their geographic area.

   The Company had 31 direct sales personnel and eight sales offices located outside of the United States at March 31, 1995. Sales activities outside North America are generally controlled by IDT's subsidiaries located in France, Germany, Hong Kong, Italy, Japan, Sweden and the United Kingdom. The Company also has a sales office in Taiwan. The Company has recently increased its direct marketing efforts to OEMs in Europe and to United States companies with operations in the Asia/Pacific area. A significant portion of export sales, however, continues to be made through international distributors, which tend not to carry inventory or carry significantly smaller levels compared to domestic distributors. During fiscal 1993, 1994 and 1995, export sales accounted for 36%, 32% and 39% of total revenues. Sales outside the United States are generally denominated in local currencies. Export sales are subject to certain risks, including currency controls and fluctuations, changes in local economic conditions, import and export controls, and changes in tax laws, tariffs and freight rates.

   The Company's distributors typically maintain an inventory of a wide variety of products, including products offered by IDT's competitors, and often handle small or rush orders. Pursuant to distribution agreements, the Company grants distributors the right to return slow-moving products for credit against other products and offers protection to the distributors against inventory obsolescence or price reductions. Revenue recognition of sales to distributors is deferred until the products are resold by the distributor.

MANUFACTURING

   IDT  believes  that   maintaining  its  own  wafer   fabrication   capability
facilitates the implementation of advanced process technologies and new higher-performance product designs, provides it with a reliable source of supply of semiconductors and allows it to be more flexible in shifting production according to product demand. The Company currently operates sub-micron wafer fabrication facilities in San Jose and Salinas, California. The Salinas facility, first placed in production in fiscal 1986, includes a 24,000 square foot, class 3 (less than three particles 0.5 micron or greater in size per cubic foot) fabrication line. The San Jose facility includes a 24,000 square foot, class 1 (less than one particle 0.5 micron or greater in size per cubic foot), six-inch wafer fabrication line that was first placed in production in March 1991. IDT also operates 145,000 square foot component assembly and test facilities in Penang, Malaysia. Substantially all of the Company's test operations and a significant portion of its assembly operations are performed at its Malaysian facility. IDT also uses subcontractors, principally in Korea, the Philippines and Malaysia, to perform certain assembly operations. If IDT were unable to assemble or test products offshore, or if air transportation to these locations were curtailed, the Company's operations could be materially adversely affected. Additionally, foreign manufacturing exposes IDT to certain risks generally associated with doing business abroad, including foreign governmental regulations, currency controls and fluctuation, changes in local economic conditions and changes in tax rates, tariffs and freight rates. In addition to this offshore assembly and test capability, the Company has the capacity for low-volume, quick-turn assembly in Santa Clara as well as limited test capability in Santa Clara, San Jose and Salinas. Assembly and test of memory modules and RISC subsystems takes place both domestically and offshore.


   The Company has been operating its wafer fabrication facilities in Salinas and San Jose and its assembly operations in Malaysia near installed equipment capacity since fiscal 1994. To address its capacity requirements, in fiscal 1995 the Company initiated and substantially completed the conversion of its Salinas wafer fabrication facility from five-inch to six-inch wafers, and recently commenced its last manufacturing start of five-inch wafers in this facility. In fiscal 1995 the Company also added incremental production equipment to its San Jose facility and completed a 40,000 square foot expansion of assembly and test facilities in Penang, Malaysia. In addition, in August 1994, construction commenced on a 192,000 square foot facility containing a 48,000 square foot, class 1, eight-inch wafer fabrication line in Hillsboro, Oregon. The Company currently estimates that the cost to construct and equip the Oregon facility will be approximately $400 to $500 million. The Company believes the construction of a facility in Oregon reduces the Company's risk of a natural disaster affecting all of its wafer fabrication facilities which are currently located in Northern California. It is expected that the Oregon facility will commence production during fiscal 1996; however, the Oregon facility is not expected to contribute to revenues until fiscal 1997. In late fiscal 1995 the Company acquired an interest in approximately 10 acres of land in the Philippines and intends to construct a 240,000 square foot assembly and test facility. Construction of the building is expected to begin in the second half of fiscal 1996 and is projected to be completed in fiscal 1997. The Company projects the cost to acquire the land, construct the building and equip the facility in multiple phases will total approximately $75 million in capital expenditures, of which less than $10 million will be spent in fiscal 1996 and approximately $40 million in fiscal 1997. The Company faces a number of risks in order to accomplish its goals to increase production in its existing plants and to construct, equip and commence operations of the Oregon and Philippines facilities. See "Risk Factors--Current Capacity Limitations and Risks Associated with Planned Expansion" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


   The Company utilizes proprietary CMOS and BiCMOS process technologies permitting sub-micron geometries. BiCMOS is a combination of bipolar and CMOS technologies and is used for applications requiring higher speeds. The majority of IDT's current products are manufactured using its proprietary 0.65 micron processes, an increasing number are being manufactured using the Company's new
0.5 micron processes and the Company is currently developing several sub-0.5 micron CMOS processes.

   Wafer fabrication involves a highly sophisticated, complex process that is extremely sensitive to contamination. Integrated circuit manufacturing costs are primarily determined by circuit size because the yield of good circuits per wafer generally increases as a function of smaller die. Other factors affecting costs include wafer size, number of process steps, costs and sophistication of manufacturing equipment, packaging type, process complexity and cleanliness. IDT's manufacturing process is complex, involving a number of steps including wafer fabrication, plastic or ceramic packaging, burn-in and final test. The Company continually makes changes to its manufacturing process to lower costs and improve yields. From time to time the Company has experienced manufacturing problems that have caused delays in shipments or increased costs. There can be no assurance that IDT will not experience manufacturing problems in the future.

   The Company generally has been able to arrange for multiple sources of raw materials, but the number of vendors capable of delivering certain raw materials, such as silicon wafers, ultra-pure metals and certain chemicals and gases is very limited. Some of the Company's packages, while not unique, have very long lead times and are available from only a few suppliers. From time to time vendors have extended lead times or limited supply to the Company due to capacity constraints. These circumstances could reoccur and could adversely affect IDT.

BACKLOG

   IDT manufactures and markets primarily standard products. Sales are generally made pursuant to standard purchase orders, which are frequently revised during the agreement term to reflect changes in the customer's requirements. The Company has also entered into master purchase agreements with several of its OEM customers. These agreements do not require the OEMs to purchase minimum quantities of the Company's products. Product deliveries are scheduled upon the Company's receipt of purchase orders under the related OEM agreements. Generally, these purchase orders and OEM agreements also allow customers to reschedule delivery dates and cancel purchase orders without significant penalties. Orders are frequently rescheduled, revised or cancelled. In addition, distributor orders are subject to price adjustments both prior to, and occasionally after, shipment. For these reasons, IDT believes that its backlog, while useful for scheduling production, is not necessarily a reliable indicator of future revenues.

RESEARCH AND DEVELOPMENT

   IDT's competitive position has been established, to a large extent, through its emphasis on the development of proprietary and enhanced performance industry-standard products, and the development of advanced CMOS and BiCMOS processes. IDT believes that its focus on continually advancing its process technologies has allowed the Company to achieve cost reductions in the manufacture of most of its products. The Company believes that a continued high level of research and development expenditures is necessary to retain its competitive position. The Company maintains research and development centers in Northern California and Atlanta, Georgia and recently opened a facility in Austin, Texas that will be focused on microprocessor related research and development. In addition the new plant start-up costs associated with the Oregon wafer fabrication facility will significantly increase research and development expenditures in fiscal 1996. Research and development expenditures as a percentage of revenues were 23%, 19% and 19% in fiscal 1993, 1994 and 1995, respectively.

   The Company's product development activities are focused on the design of new circuits and modules that provide enhanced performance for growing applications. In the SRAM family, IDT is utilizing its 5 volt and 3.3 volt SRAM and subsystem design expertise to develop advanced SRAM cache memories and modules for microcomputer systems based on Intel's 486 and Pentium families of microprocessors and the PowerPC microprocessors, as well as MIPS RISC microprocessors. IDT's efforts in the specialty memory products area are concentrated on the development for the communications market of advanced synchronous FIFOs and more sophisticated multi-port memory products. The Company is also developing a family of specialty memory products for the emerging ATM market, and a family of lower voltage logic devices for a broad range of applications. In the RISC component and subsystems product family, the Company is emphasizing the design of products for embedded control applications, such as printers and telecommunications switches. The Company also continues to refine its CMOS and BiCMOS process technologies to increase the speed and density of circuits in order to provide customers with advanced products at competitive prices, thus enhancing their competitive positions. The Company is currently refining its CMOS process technology to achieve several sub-0.5 micron geometry processes and converting the production of many products, particularly 3.3 volt devices, to newer generation processes.

   In fiscal 1992, the Company purchased an equity interest in QED, a newly formed corporation. Pursuant to a development agreement between QED and the Company, QED developed the ORION R4600 microprocessor for IDT. The Company recently announced two new ORION derivative products being designed for IDT by QED, the R4700 microprocessor targeted to desktop systems running WindowsNT or UNIX operating systems, and the R4650 microprocessor targeted to embedded applications. The Company owns such products, subject to the payment of royalties and other fees to QED. IDT has licensed Toshiba and NKK to manufacture and market certain of these products. There can be no assurance that QED will continue to design products for the Company or be successful in developing such products.

COMPETITION

   The semiconductor industry is intensely competitive and is characterized by rapid technological advances, cyclical market patterns, price erosion, evolving industry standards, occasional shortages of materials, intellectual property disputes and high capital equipment costs. Many of the Company's competitors have substantially greater technical, marketing, manufacturing and financial resources than IDT. In addition, several foreign competitors receive assistance from their governments in the form of research and development loans and grants and reduced capital costs, which could give them a competitive advantage. The Company competes in different product areas, to varying degrees, on the basis of technical innovation and performance of its products, as well as quality, price and product availability.

   IDT's competitive strategy is to differentiate its products through high-performance, innovative configurations and proprietary features or to offer industry-standard products with higher speeds and/or lower power consumption. There can be no assurance that price competition, introductions of new products by IDT's competitors, delays in product introductions by IDT or other competitive factors will not have a material adverse effect on the Company in the future.

INTELLECTUAL PROPERTY AND LICENSING

   IDT has obtained 49 patents in the United States and 18 abroad and has numerous inventions in various stages of the patent application process. The Company intends to continue to increase the scope of its patents. The Company also relies on trade secret, copyright and trademark laws to protect its products, and a number of the Company's circuit designs are registered pursuant to the Semiconductor Chip Protection Act of 1984. This Act gives protection similar to copyright protection for the patterns which appear on integrated circuits and prohibits competitors from making photographic copies of such circuits. There can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, that the rights granted thereunder will provide competitive advantages to the Company, or that the Company's efforts generally to protect its intellectual property rights will be successful.

   In recent years, there has been a growing trend of companies to resort to litigation to protect their semiconductor technology from unauthorized use by others. The Company in the past has been involved in patent litigation which adversely affected its operating results. Although the Company has obtained patent licenses from certain semiconductor manufacturers, the Company does not have licenses from a number of semiconductor manufacturers who have a broad portfolio of patents. IDT has been notified that it may be infringing patents issued to certain semiconductor manufacturers and other parties, and is currently involved in several license negotiations. There can be no assurance that additional claims alleging infringement of intellectual property rights, including infringement of patents that have been or may be issued in the future, will not be made against the Company in the future or that licenses, to the extent required, will be available. Should licenses from any such claimant be unavailable, or not be available on terms acceptable to the Company, the Company may be required to discontinue its use of certain processes or the manufacture, use and sale of certain of its products, to incur significant litigation costs and damages, or to develop noninfringing technology. If IDT is unable to obtain any necessary licenses, pass any increased cost of patent licenses on to its customers or develop noninfringing technology, the Company could be materially adversely affected. In addition, IDT has received patent licenses from several companies that expire over time, and the failure to renew or renegotiate certain of these licenses as they expire or significant increases in amounts payable under these licenses could have an adverse effect on the Company.

   On May 1, 1992, IDT and AT&T entered into a five-year royalty-free patent cross-license agreement. As part of this agreement, patent litigation instituted by AT&T was settled and dismissed. Under the agreement, IDT made a lump sum payment and issued shares of its Common Stock to AT&T, granted a discount on future purchases, and gave credit for future purchases of technology on a nonexclusive basis.

   On December 10, 1992, IDT and Texas Instruments ("TI") entered into a five-year patent cross- license agreement. As part of this agreement, patent litigation instituted by TI was dismissed. Under the agreement, IDT granted to TI a license to certain IDT technology and products and guaranteed TI that it will realize certain revenues from the technology and products, and IDT will develop certain products which will be manufactured and sold by both IDT and TI. See Note 4 of Notes to Consolidated Financial Statements.

EMPLOYEES

   At March 31, 1995, IDT and its subsidiaries employed approximately 2,965 people worldwide, of whom approximately 1,045 were in Penang. IDT's success depends in part on its ability to attract and retain qualified personnel, who are generally in great demand. Since its founding, the Company has implemented policies enabling its employees to share in IDT's success. Examples are stock option, stock purchase, profit sharing and special bonus plans for key contributors. IDT has never had a work stoppage, no employees are represented by a collective bargaining agreement, and the Company considers its employee relations to be good.

PROPERTIES

   The Company presently occupies six major facilities in California and Malaysia as follows:

     LOCATION                 FACILITY USE               SQUARE FEET
---------------- ------------------------------------- -------------
Salinas ...........Wafer fabrication, SRAM and multi-
                   port memory operations                 98,000
Santa Clara .......Logic and RISC microprocessor
                   operations                             62,000
Santa Clara .......Administration and sales               43,700
Santa Clara .......Administration and RISC subsystems
                   operations                             50,000
Penang, Malaysia ..Assembly and test                     145,000
San Jose ..........Wafer fabrication, process technology
                   development, FIFO and memory
                   subsystems operations, and research
                   and development                       135,000


   The Company leases its Salinas facility from Carl E. Berg, a director, and in October 1994 purchased a 5.5 acre parcel adjacent to its Salinas facility for $653,000 from Mr. Berg. IDT leases its Salinas and Santa Clara facilities under leases expiring in 1999 through 2005. The lease for the Salinas facility has two five-year renewal options. The Company owns its Malaysian and San Jose facilities, although the Malaysian facilities are subject to long-term ground leases and the San Jose facility is subject to a mortgage. IDT leases offices for its sales force in 17 domestic locations as well as Hong Kong, London, Milan, Munich, Paris, Stockholm, Taipei and Tokyo. See Note 7 of Notes to Consolidated Financial Statements for information concerning IDT's obligations under operating and capital leases. The Company has purchased a 23 acre parcel in Hillsboro, Oregon and construction has commenced on a 192,000 square foot facility containing a 48,000 square foot, class 1, eight-inch wafer fabrication line. It is expected that the Oregon facility will commence production during fiscal 1996; however, the Oregon facility is not expected to contribute to revenues until fiscal 1997. In late fiscal 1995 the Company acquired an interest in approximately 10 acres of land in the Philippines and intends to construct a 240,000 square foot assembly and test facility. See "Risk Factors--Current Capacity Limitations and Risks Associated With Planned Expansion."

                                  MANAGEMENT

   The executive officers and directors of the Company, and their respective ages as of April 30, 1995, are as follows:

 NAME                  AGE POSITION
-------------------- ----- -----------------------------------------------
D. John Carey .......59    Chairman of the Board
Leonard C. Perham  ..51    Chief Executive Officer, President and Director
William B. Cortelyou 39    Vice President, Wafer Operations
Robin H. Hodge ......55    Vice President, Assembly and Test
Alan H. Huggins  ....42    Vice President, Memory Division
Larry T. Jordan  ....50    Vice President, Marketing
Daniel L. Lewis  ....46    Vice President, Sales
Chuen-Der Lien ......32    Vice President, Technology Development
Jack Menache ........51    Vice President, General Counsel and Secretary
Richard R. Picard  ..47    Vice President, Logic and Microprocessor
                           Products
L. Robert Phillips  .50    Vice President, Manufacturing
William D. Snyder  ..50    Vice President, Finance and Chief Financial
                           Officer
Carl E. Berg(1)  ....57    Director
John C. Bolger(1)  ..48    Director
Federico Faggin  ....52    Director
----------
(1) Member of the Audit, Compensation and Stock Option Committees.

   Mr. Carey was elected to the Board of Directors in 1980 and has been Chairman of the Board since 1982. He served as Chief Executive Officer from 1982 until his resignation in April 1991 and was President from 1982 until 1986. Mr. Carey was a founder of Advanced Micro Devices ("AMD") in 1969 and was an executive officer there until 1978.

   Mr. Perham joined IDT in October 1983 as Vice President and General Manager, SRAM Division. In October 1986, Mr. Perham was appointed President and Chief Operating Officer and a director of the Company. In April 1991, Mr. Perham was elected Chief Executive Officer. Prior to joining IDT, Mr. Perham held executive positions at Optical Information Systems Incorporated and Zilog Inc.

   Mr. Cortelyou joined IDT in 1982. In January 1990, he was elected Vice President, Wafer Operations, Salinas. Mr. Cortelyou currently serves as Vice President, Wafer Operations. Prior to joining IDT, Mr. Cortelyou was an engineer at AMD.

   Mr. Hodge joined IDT as Director of Assembly Operations in March 1989. In January 1990, Mr. Hodge was elected Vice President, Assembly Operations. Mr. Hodge currently serves as Vice President, Assembly and Test. From 1983 until joining IDT, Mr. Hodge was Director of Assembly Operations for Maxim Integrated Products.

   Mr. Huggins joined IDT in 1983 and was elected Vice President in 1987. Mr. Huggins currently serves as Vice President, Memory Division. Prior to joining the Company, Mr. Huggins held various engineering positions at AMD.

   Mr. Jordan joined IDT in July 1987 as Vice President, Marketing. Prior to joining the Company, Mr. Jordan held management positions in marketing and sales at SEEQ Technology, Inc. and Intel Corporation.

   Mr. Lewis joined IDT in 1984 as Eastern Area Sales Manager. In June 1991, he was elected Vice President, Sales. Prior to joining IDT, Mr. Lewis held management positions at Avatar Technologies, Inc., Data General and Zilog.

   Dr. Lien joined IDT in 1987 and was elected Vice President, Technology Development in April 1992. Prior to joining the Company, he held engineering positions at Digital Equipment Corporation and AMD.

   Mr. Menache joined IDT as Vice President, General Counsel and Secretary in September 1989. From April 1989 until joining IDT, he was General Counsel of Berg & Berg Developers. From 1986 until April 1989, he was Vice President, General Counsel and Secretary of The Wollongong Group Inc.

   Mr. Picard joined IDT in 1985. In 1989 he was elected Vice President, Static RAM Product Line. In April 1990 he was appointed Vice President and General Manager, Logic Products. He was elected Vice President, Logic and Microprocessor Products in May 1993. Prior to joining IDT, Mr. Picard held management positions at International Micro Circuits, Zilog and AMD.

   Mr. Phillips joined IDT in March 1995 as Vice President, Manufacturing. Prior to joining IDT, Mr. Phillips was Vice President of Fab, Assembly and Test Operations at Vitesse Semiconductor and Edsun Labs, and was President of PMT Manufacturing Technology, Inc.

   Mr. Snyder joined the Company as Treasurer in 1985. In May 1990, he was elected Vice President, Corporate Controller, and in September 1990 Mr. Snyder was elected Vice President, Finance and Chief Financial Officer. Prior to joining the Company, Mr. Snyder held financial management positions at Actrix Computer, Zilog and Digital Equipment Corporation.

   Mr. Berg has been a director of the Company since 1982. Mr. Berg has been a partner of Berg & Berg Developers, a real estate development partnership, since 1979. He is a director of Valence Technology and Videonics.

   Mr. Bolger has been a director of the Company since January 1993. Mr. Bolger is a private investor. He was Vice President--Finance and Administration of Cisco Systems, Inc., an internetworking systems manufacturer, from 1989 to 1992 and Vice President--Finance and Administration of KLA Instruments, Inc., an optical inspection equipment manufacturer, from 1988 to 1989. Mr. Bolger is a director of Data Race, Inc., Integrated Systems, Inc., Sanmina Corporation and Teknekron Communications Systems, Inc.

   Mr. Faggin has been a director of the Company since 1992. Mr. Faggin has been President, Chief Executive Officer and Director of Synaptics, Inc., a neural network research and development company, since 1986. He is a director of Aptix, Inc., Atesla, Inc. and Orbit Semiconductor.

                             CERTAIN TRANSACTIONS

   The Company leases its Salinas facility from Carl E. Berg, a director. The Company paid rental expense of $1,396,000 and $1,527,000 during fiscal 1994 and 1995, respectively, under a lease agreement that expired in July 1995 and was renewed through June 2005, with additional options to renew for successive five-year periods through 2015. In September 1994 the Company exercised its option to renew the lease at an annual rental expense of $927,000 from July 1995 through July 2005. In connection with the lease renewal, the Company was granted a right of first refusal to purchase the Salinas facility on the same terms as a third party offeree and an option to purchase the facility for a purchase price of approximately $8,509,000 in a tax-free stock exchange. IDT's option is exercisable for six months beginning on July 1, 2000. In October 1994, the Company purchased from Mr. Berg a 5.5 acre parcel of undeveloped land adjacent to its Salinas facility for $653,000.

   The Company holds an approximately 56% equity interest in QED, a corporation formed in 1991. Leonard C. Perham, the President and Chief Executive Officer and a director of the Company, and Carl E. Berg are members of the board of directors of QED. Mr. Berg also holds an approximately 5.6% equity interest in QED. Pursuant to a development agreement between the Company and QED, QED is developing for the Company derivative products based on MIPS' 64-bit microprocessor architecture. During fiscal 1994 and 1995, the Company paid QED a total of $3,075,000 and $2,625,000, respectively, for product development and nonrecurring engineering. During fiscal 1995, the Company also incurred royalties of $1,544,000 to QED. See "Business--Research and Development."

   The Company holds an approximately 16% equity interest in Monolithic System Technology, Inc. ("MoSys"). Leonard C. Perham and Carl E. Berg are members of the board of directors of MoSys. Mr. Berg also holds an equity interest of approximately 18% of MoSys. MoSys is developing certain technology that, if successfully reduced to practice, could relate to the Company's business. During fiscal 1993 and 1994, the Company purchased a total of 333,500 shares of MoSys preferred stock for a total of $667,000. During fiscal 1995, the Company purchased 400,000 shares of MoSys preferred stock for a total of $2,000,000 and paid MoSys $125,000 for technical support.

   The Company has from time to time retained Phillip Perham, a contractor and the brother of Leonard C. Perham, as an independent contractor to perform certain construction services in connection with improvements and repairs to various Company facilities. The Company paid Phillip Perham an aggregate of approximately $177,570 and $134,250 for such services in fiscal 1994 and 1995, respectively.

   In April 1995, the Company loaned $100,000 to L. Robert Phillips, Vice President, Manufacturing of the Company, pursuant to a promissory note to secure a salary advance. The note is due and payable in May 1998 and Mr. Phillips is obligated to pay interest annually at the rate of 6.69%. In the event that Mr. Phillips exercises any stock options and sells the underlying shares or receives a bonus or cash compensation other than salary, then one half of the net proceeds of such receipts shall be used for repayment of the outstanding principal.

                             DESCRIPTION OF NOTES

   The Notes are to be issued under an indenture to be dated as of June 1, 1995 (the "Indenture"), between the Company and The First National Bank of Boston, as trustee (the "Trustee"). The Indenture will be substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus is a part, with such changes as may be required by law or usage. The following descriptions of certain provisions of the Indenture are intended as summaries only and are qualified in their entirety by reference to the Indenture, including the definitions therein of certain terms. Wherever particular Sections, Articles or defined terms of the Indenture are referred to, such Sections, Articles or defined terms are incorporated herein by reference. As used in this "Description of Notes," the term "Company" means only Integrated Device Technology, Inc. and not its subsidiaries.

GENERAL

   The Notes will represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "Subordination," and convertible into Common Stock as described below under "Conversion." The Notes will be limited to $175,000,000 aggregate principal amount ($201,250,000 if the over-allotment option is exercised in full), will be issued in fully registered form only in denominations of $1,000 or any multiple thereof and will mature on June 1, 2002, unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Designated Event (as defined in the Indenture).

   The Notes will bear interest from June , 1995 at the annual rate set forth on the cover page hereof, payable semi-annually on June 1 and December 1, commencing on December 1, 1995, to holders of record at the close of business on the preceding May 15 and November 15, respectively. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

   Principal of and premium, if any, and interest on the Notes will be payable, the transfer of Notes will be registrable, and the Notes may be presented for conversion, at the office or agency of the Company maintained for such purposes in the Borough of Manhattan, The City of New York, or the Corporate Trust Office of the Trustee located in Canton, Massachusetts. In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto as it appears in the Note register. Interest payable to any holder of Notes having an aggregate principal amount in excess of $5,000,000 shall, at the election of such holder, be paid by wire transfer in immediately available funds.

   The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. No service charge will be made for any registration or transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Company is not required (i) to issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption and ending at the close of business on the date of such mailing, or
(ii) to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of Notes being redeemed in part.

   The Indenture does not contain any restrictions on the payment of dividends or the repurchase of securities of the Company or any financial covenants. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "--Repurchase at Option of Holders Upon a Designated Event" below.

CONVERSION

   The holders of Notes will be entitled at any time after 60 days following the original issuance thereof through the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such Notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last business day prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price.


   The initial conversion price of $ per share of Common Stock is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock; (iv) the dividend or other distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the sale, merger, consolidation or reclassification of the Company); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock in an aggregate amount that, combined together with (A) all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; and (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries which involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer made by the Company or any of its subsidiaries for Common Stock expiring within 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer.


   The Indenture will provide that the Company will promptly (but in no event later than September 30, 1995) amend its Stockholder Rights Plan to provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, the Rights (whether or not the Rights have separated from the Common Stock at the time of the conversion). See "Description of Capital Stock--Rights Plan." The Indenture will also provide that, in the event of the occurrence of certain events affecting the Rights prior to such amendment, appropriate adjustments to the conversion price applicable to the Notes will be made. In addition, the Indenture will provide that, if the Company implements a new stockholder rights plan, such rights plan must provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, such rights (whether or not such rights have separated from the Common Stock at the time of such conversion).

   Subject to the rights of holders of Notes described below under "Repurchase at Option of Holders Upon a Designated Event," in the case of (i) any reclassification or change of the Common Stock or (ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such
Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance (assuming, in a case in which the Company's stockholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares).

   In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

   The Company from time to time may, to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

   No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

OPTIONAL REDEMPTION BY THE COMPANY

   The Notes are not redeemable at the option of the Company prior to June 2, 1998. At any time on or after that date, the Notes may be redeemed at the Company's option on at least 15 but not more than 60 days' notice, as a whole or, from time to time in part, at the following prices (expressed in percentages of the principal amount), together with accrued interest to the date fixed for redemption; provided that if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

   If redeemed during the 12-month period beginning June 1:

                                     REDEMPTION
                         YEAR          PRICE
                         -------- --------------
                         1998 ....      %
                         1999 ....
                         2000 ....
                         2001 ....
                    and 100% at June 1, 2002.

   If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in an aggregate principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

   No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDERS UPON A DESIGNATED EVENT

   The Indenture provides that if a Designated Event (as defined in the Indenture) occurs, each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase all of such holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "repurchase date") that is 30 calendar days after the date of the Company Notice (as defined in the Indenture), for cash at a price (expressed as a percentage of the principal amount) equal to (i)
      % if the repurchase date is during the 12-month period beginning June 1, 1995, (ii) % if the repurchase date is during the 12-month period beginning June 1, 1996, (iii) % if the repurchase date is during the 12-month period beginning June 1, 1997 and thereafter at the redemption price set forth under "Optional Redemption by the Company" which would be applicable to a redemption at the option of the Company on the repurchase date, together with accrued interest, if any (the "repurchase price").

   Within 15 calendar days after the occurrence of a Designated Event, the Company is obligated to mail to all holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Designated Event and of the repurchase right arising as a result thereof. The Company must deliver a copy of the Company Notice to the Trustee and cause a copy or a summary of such notice to be published in a newspaper of general circulation in The City of New York. To exercise the repurchase right, a holder of Notes must deliver, on or before the 30th day after the date of the Company Notice, irrevocable written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such right together with the Notes with respect to which the right is being exercised, duly endorsed for transfer. The submission of such notice together with such Notes pursuant to the exercise of a repurchase right will be irrevocable on the part of the holder (unless the Company fails to repurchase the Notes on the repurchase date) and the right to convert such Notes will expire upon such submission.

   "Designated Event" means a Change in Control (as defined in the Indenture) or a Termination of Trading (as defined in the Indenture).

   "Change in  Control"  means an event or series of events as a result of which
(i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other corporation, or conveys, transfers or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding common stock of the Company is changed or exchanged as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, or (iii) at any time Continuing Directors (as defined in the Indenture) do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided that a Change in Control shall not be deemed to have occurred if either (x) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 115% of the conversion price in effect on such day or (y) (a) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of common stock or securities convertible into common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States and (b) after giving effect to such transaction or transactions and for a period of twelve months thereafter the Notes have a rating of "B3" or "B-" or better (or equivalent ratings under successor ratings classification systems) by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively.

   "Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such board as of the date of this Prospectus or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election.

Under this definition, if the current Board of Directors of the Company were to approve a new director or directors and then resign, no Change in Control would occur even though the current Board of Directors would thereafter cease to be in office.

   No quantitative or other established meaning has been given to the phrase "all or substantially all" (which appears in the definition of Change in Control) by courts which have interpreted this phrase in various contexts under the laws of the State of New York. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a Change in Control may have occurred (and, accordingly, as to whether or not the holders of Notes will have the right to require the Company to repurchase their Notes).

   A "Termination of Trading" shall have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

   In the event of a Designated Event, any repurchase of the Notes could, absent payment in full of any outstanding Senior Indebtedness or waiver, be prevented by the subordination provisions of the Indenture. See "Subordination" below. The Company may incur Senior Indebtedness under which a Designated Event may constitute an event of default or the repurchase of Notes upon a Designated Event may be prohibited. As a result, absent payment in full of any such Senior Indebtedness or an appropriate waiver from the holders of the Senior Indebtedness, a repurchase of the Notes could be prevented by the subordination provisions of the Indenture. The Company's ability to pay cash to the holders of Notes upon a repurchase may also be limited by certain financial covenants contained in the Company's credit agreements. Failure by the Company to repurchase the Notes when required will result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions.

   Certain leveraged transactions sponsored by the Company's management or an affiliate of the Company could constitute a Change in Control that would give rise to the repurchase right. The Indenture does not provide the Company's Board of Directors with the right to limit or waive the repurchase right in the event of any such leveraged transaction. Conversely, the Company could, in the future, enter into certain transactions, including certain recapitalization of the Company, that would increase the amount of Senior Indebtedness (or other indebtedness) outstanding at such time. There are no restrictions in the Indenture or the Notes on the creation of additional Senior Indebtedness (or any other indebtedness) of the Company or any of its subsidiaries and the incurrence of significant amounts of additional indebtedness could have an adverse impact on the Company's ability to service its debt, including the Notes. The Notes are subordinate in right of payment to all existing and future Senior Indebtedness as described under "--Subordination" below.

   The right to require the Company to repurchase Notes as a result of a Designated Event could have the effect of delaying, deferring of preventing a Change of Control or other attempts to acquire control of the Company unless arrangements have been made to enable the Company to repurchase all the Notes at the repurchase date. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of the Company's shares and the removal of incumbent management.

   No modification of the Indenture regarding the provisions on repurchase at the option of any holder of a Note is permissible without the consent of the holder of the Note so affected.

   Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

SUBORDINATION

   The indebtedness evidenced by the Notes is, to the extent provided in the Indenture, subordinate to the prior payment in full of all Senior Indebtedness (as defined). During the continuance beyond any applicable grace period of any default in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness, no payment of principal of, or premium, if any, or interest on the Notes (including, but not limited to, the redemption price or repurchase price with respect to the Notes) shall be made by the Company. In addition, upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness.

   By reason of the subordination provisions described above, in the event of the Company's liquidation or dissolution, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of an Event of Default under the Indenture.

   Subject to the qualifications described below, the term "Senior Indebtedness" means the principal of, premium, if any, interest on, and any other payment due pursuant to, any of the following, whether outstanding on the date of the Indenture or thereafter incurred or created:

      (a) All indebtedness of the Company for money borrowed (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of the Company which is (i) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (ii) existing on property at the time of acquisition thereof);

      (b) All indebtedness of the Company evidenced by notes, debentures, bonds or other securities (including but not limited to those which are convertible or exchangeable for securities of the Company);

      (c) All indebtedness of the Company due and owing with respect to letters of credit (including, but not limited to, reimbursement obligations with respect thereto);


      (d) All lease obligations of the Company which are capitalized on the books of the Company in accordance with generally accepted accounting principles and all lease obligations of the Company under any lease or related document (including a purchase agreement) which provides that the Company is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obilgations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property;


      (e) All indebtedness consisting of commitment or standby fees due and payable to lending institutions with respect to credit facilities available to the Company;

      (f) All indebtedness consisting of obligations of the Company due and payable under interest rate and currancy swaps, floors, caps or other similar arrangements intended to fix interest rate obligations or hedge foreign currency exposure;

      (g) All indebtedness of others of the kinds described in any of the preceding clauses (a), (b), (c), (e) or (f) and all lease obligations of the kind described in the preceding clause (d) assumed by or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase, contingent or otherwise; and

      (h) All renewals, extensions, refundings, deferrals, amendments or modifications of indebtedness of the kinds described in any of the preceding clauses (a), (b), (c), (e), (f) or (g)and all renewals or extensions of lease obligations of the kinds described in any of the preceding clauses (d) or
   (g);

unless in the case of any particular indebtedness, lease, renewal, extension, refunding, amendment, modification or supplement, the instrument, lease or other document creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, lease, renewal, extension, refunding, amendment, modification or supplement is not superior in right of payment to, or pari passu with, the Notes. Notwithstanding the foregoing, Senior Indebtedness shall not include (i) any indebtedness or lease obligations of any kind of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company, and (ii) indebtedness for trade payables or constituting the deferred purchase price of assets or services incurred in the ordinary course of business.

   In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness of the Company or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company.

   The Notes are obligations of the Company. Since the operations of the Company are currently partially conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company, may be partially dependent upon the earning of its subsidiaries and the distribution of those earnings to, or upon loans, royalties, license fees, or other payments of funds by those subsidiaries to, the Company. The subsidiaries are separate and distinct legal entities, are less than wholly owned in certain cases, and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings those subsidiaries and are subject to various business considerations.

   Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in these assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

   As of March 31, 1995, the Company had outstanding indebtedness of approximately $50.2 million that would have constituted Senior Indebtedness. In addition, as of March 31, 1995 subsidiaries of the Company had outstanding an aggregate $3.6 million of indebtedness. The amount of Senior Indebtedness or indebtedness of subsidiaries may change in the future. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness which any subsidiary of the Company can create, incur, assume or guarantee.

   The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will be senior to those of holders of the Notes in respect of all funds collected or held by the Trustee.

EVENTS OF DEFAULT AND REMEDIES

   As Event of Default is defined in the Indenture as being default in payment of the principal of, or premium, if any, on the Notes; default for 30 days in payment of any installment of interest on the Notes; default by the Company for 60 days after notice in the observance or performance of any other covenants in the Indenture; default in the payment of the repurchase price in respect of the Note on the repurchase date therefor whether or not such payment is prohibited by the subordination provisions of the Indenture; failure of the Company or any Significant Subsidiary (as defined in the Indenture) to make any payment at maturity, including any applicable grace period, in respect of indebtedness, which term as used in the Indenture means obligations (other than non-recourse obligations) of, or guaranteed or assumed by, the Company or any Significant Subsidiary for borrowed money in excess of $25,000,000 and continuance of such failure for 30 days after notice; a default with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $25,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for 30 days after notice; or certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary. The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal, or premium, if any, or interest with respect to the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so.

   The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and premium, if any, on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Notes then outstanding.

   The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

MODIFICATIONS OF THE INDENTURE

   The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than 66 2/3 % in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of all Notes, except that no such modification shall (i) extend the fixed principal of any Note, reduce the rate or extend the time for payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption or repurchase thereof, change the obligation of the Company to repurchase any Note upon the happening of a Designated Event, impair or affect the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, impair the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture, or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes, without the consent of the holders of all of the Notes outstanding.

SATISFACTION AND DISCHARGE

   The Company may discharge its obligations under the Indenture while Notes remain outstanding if (i) all outstanding Notes will become due and payable at their scheduled maturity within one year or (ii) all outstanding Notes are scheduled for redemption within one year, and, in either case, the Company has deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption.

GOVERNING LAW

   The Indenture and Notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such State's conflicts of laws principles.

CONCERNING THE TRUSTEE

   The First National Bank of Boston, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent and registrar with regard to the Notes. The Company and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide the Company with banking and financial services in the ordinary course of their business.

                         DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of the Company consists of 65,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred
Stock, par value $0.001 per share. The number of shares of Common Stock outstanding on May 18, 1995 was 38,165,412 shares, held of record by approximately 820 stockholders. There are no shares of Preferred Stock outstanding.

COMMON STOCK

   Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may, from time to time, determine in its sole discretion. Holders of Common Stock are also entitled to one vote for each share of Common Stock held of record on all matters on which holders of Common Stock are entitled to vote and may cumulate such votes in the election of directors. The Common Stock is not entitled to preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and of any participating Preferred Stock and payment of creditors' claims. Each outstanding share of Common Stock is fully paid and nonassessable. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "IDTI."

PREFERRED STOCK

   The Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders of the Company. Thus, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights that could adversely affect, among other things, the voting power of the holders of Common Stock. Because the terms of the Preferred Stock may be fixed by the Board of Directors without stockholder action, the Preferred Stock could be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make the removal of management more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the Common Stock.

   Stockholder Rights Plan. In December 1988, the Board of Directors of the Company declared a dividend distribution of one preferred share purchase right (a "Right") for each share of Common Stock of the Company outstanding as of the close of business on December 20, 1988 and each share of Common Stock issued thereafter (subject to certain limitations). The terms of the Rights are governed by an agreement (the "Stockholder Rights Plan") between the Company and The First National Bank of Boston, as Rights agent, which provides, among other things, that after a Distribution Date (as defined below), each Right entitles the registered holder to purchase from the Company 1/100 th of a share of the Company's Series A Junior Participating Preferred Stock, $0.001 par value, initially at a price of $50.00 (the "Purchase Price").


   The Rights will expire ten years after the date of issuance, December 20, 1998, unless earlier redeemed, and will become exercisable and transferable separately from the Common Stock following the tenth day after (i) a public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock or (ii) the commencement or announcement of the intention to make a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock, or such other date after the occurrence of an event described in clause (i) or (ii) above as may be determined by a majority of Directors not affiliated with the acquiring group or person (the "Distribution Date"). If an acquiror obtains 15% or more of the Company's Common Stock, (a) each Right will (to the extent such Right is then exercisable) entitle the holder thereof (other than the acquiror) to purchase, at the then-current Purchase Price, a number of shares of Common Stock having a then-current market value of twice the Purchase Price, and (b) the Board of Directors may at any time after the acquiror has obtained 15% or more of the Company's Common Stock (but not after the acquiror acquires 50% or more of the outstanding Common Stock) cause each Right, other than the Rights held by the acquiror, to be exchanged for one share of Common Stock (subject to adjustment) or substitute consideration with a value equal to such share. If (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving entity, (ii) an acquiring entity merges into the Company and Common Stock of the Company is changed into or exchanged for securities or assets of another person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, then each Right will (to the extent such Right is then exercisable) entitle the holder thereof (other than the acquiror) to purchase, at the then-current Purchase Price, a number of shares of common stock of the acquiring person having a then-current market value of twice the Purchase Price.

   The Rights are redeemable at the Company's option for $.01 per Right at any time on or prior to the tenth day after public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock or such later date as may be determined by a majority of the Directors not affiliated with the acquiring group or person.

   The Indenture will provide that the Company will promptly (but in no event later than September 30, 1995) amend the Stockholder Rights Plan to provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, the Rights (whether or not the Rights have separated from the Common Stock at the time of the conversion). The Indenture will also provide that, in the event of the occurrence of certain events affecting the Rights prior to such amendment, appropriate adjustments to the conversion price applicable to the Notes will be made. In addition, the Indenture will provide that, if the Company implements a new stockholder rights plan, such rights plan must provide that upon conversion of the Notes the holders will receive, in addition to Common Stock issuable upon such conversion, such rights (whether or not such rights have separated from the Common Stock at the time of such conversion).

   Pursuant to the Rights Plan, 650,000 shares of authorized Preferred Stock have been designated Series A Junior Participating Preferred Stock, and reserved for issuance upon the exercise of Rights issued under the Stockholder Rights Plan. The Series A Junior Participating Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of Preferred Stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Series A Junior Participating Preferred Stock will have a preferential cumulative quarterly dividend in an amount equal to $.25 per share (or, if greater, 100 times the amount per share of all cash dividends distributed to the holders of Common Stock or 200 times the aggregate amount of all noncash dividends) declared on each share of Common Stock during the quarter and, in the event of liquidation, the holders of Series A Junior Participating Preferred Stock will receive a preferred liquidation payment equal to $5.00 per share (or, if greater, 100 times the amount per share to be distributed to the holders of Common Stock), plus accrued dividends. Each share of Series A Junior Participating Preferred Stock will have 100 votes (subject to adjustment in certain events), and will vote together with the shares of Common Stock. In certain circumstances, the holders of Series A Junior Participating Preferred Stock will be entitled to elect two directors. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other securities, cash or other property, each share of Series A Junior Participating Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock.

   Although the Rights should not interfere with a business combination approved by the Board of Directors in the manner set forth in the Stockholder Rights Plan, they may cause substantial dilution to a person or group that attempts to acquire the Company without such approval.

INCREASED VOTE REQUIREMENTS FOR CERTAIN BUSINESS COMBINATIONS

   The Company's Certificate of Incorporation provides that the Company may not enter into certain corporate transactions ("Business Combinations") involving any "Related Person" unless the transactions are approved by, in addition to any affirmative vote ordinarily required under Delaware law, the affirmative vote of the holders of at least 75% of the voting power of outstanding voting shares, including the affirmative vote of the holders of not less than 66 2/3 % of the outstanding voting shares not owned directly or indirectly by any "Related Person." The term "Related Person" is defined as a person who, together with the person's affiliates and associates, beneficially owns 10% or more of the Company's outstanding voting shares. The 66 2/3 % voting requirement does not apply to any proposed Business Combination approved by the affirmative vote of at least 90% of the Company's outstanding voting shares. No supermajority vote is required if the Business Combination is a merger or consolidation and the cash or fair market value of the property, securities or other consideration to be received per share by the holders of Common Stock of the Company in the Business Combination is not less than the highest per share price paid by the Related Person in acquiring any of its holdings of the Company's Common Stock within the two years prior to the effective date of the Business Combination.

   Although the purpose of these voting requirements is to protect the Company, its stockholders and its employees from unfavorable corporate transactions, the voting requirements could, under certain circumstances, permit the Company's Board of Directors or minority stockholders to frustrate consummation of a Business Combination that the holders of a majority of the voting stock of the Company might believe to be in their best interests.

DELAWARE GENERAL CORPORATION LAW SECTION 203

   As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which restricts certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) or its affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if (i) prior to an interested stockholder becoming such, the Board of Directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder, (ii) upon consummation of the transaction in which the stockholder becomes an interested stockholder, such interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company) or (iii) on or subsequent to the date an interested stockholder becomes such, the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's stockholders, not by written consent, but by the affirmative vote of at least 66 2/3 % of the outstanding voting stock not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the Company's Common Stock is The First National Bank of Boston.

                  CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Notes in the offering and hold the Notes as a "capital asset" within the meaning of Section 1221 of the Code.

   ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

   Conversion of Notes into Common Stock. In general, no gain or loss will be recognized for federal income tax purposes on a conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will likely result in taxable gain (or loss), which will be capital gain (or loss), to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Notes were held.

   The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of Notes--Conversion." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's then current and/or accumulated earnings and profits (and resulting in gain or a return of capital, depending on the amount of the distribution in excess of such earnings and profits), if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's then current and/or accumulated earnings and profits and taxable as gain, or treated as a return of capital, depending on the amount of the distribution in excess of such earnings and profits.

   Market Discount. Investors acquiring Notes in this offering should note that the resale of Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under market discount rules, if a holder of a Note purchases it at market discount in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or a portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Note, however, should (under Treasury Regulations not yet issued) carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such instrument until the holder disposes of the debt instrument in a taxable transaction.

   Sale, Exchange or Retirement of Notes. Each holder of Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement or other disposition of those Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Notes (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale, exchange, redemption, repurchase or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Special rules may apply to redemptions or repurchases of Common Stock which may result in significantly different treatment. Any such gain or loss recognized on the sale, exchange, redemption, repurchase, retirement or other disposition of a Note or share of Common Stock should be capital gain or loss (except for redemptions and repurchases and except as discussed under "Market Discount" above), and would be long-term capital gain or loss if the Note or the Common Stock has been held for more than 12 months at the time of the sale or exchange. An investor's initial basis in a Note will be the cash price it paid therefor.

   Back-Up Withholding. A holder of Notes or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These back-up withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalty of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN furnished is the correct number and that such holder is not subject to back-up withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding will not apply to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established.

   The Company will report to the holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

                                 UNDERWRITING

   Lehman Brothers Inc., Montgomery Securities and Smith Barney Inc. (the "Underwriters"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Company has agreed to sell to each Underwriter the aggregate principal amount of Notes set forth opposite the names of such Underwriters below:


                                              PRINCIPAL
               UNDERWRITERS               AMOUNT OF NOTES
               ---------------------     ---------------
               Lehman Brothers Inc.......   $
               Montgomery Securities.....   $
               Smith Barney Inc.  .......
                                          ---------------
                   Total ................  $ 175,000,000
                                          ===============



   In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby (other than those offered pursuant to the over-allotment option described below) if any Notes are purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

   The Company has been advised that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (which may include the Underwriters) at such public offering price less a concession not to exceed % of the principal amount of such Notes. The Underwriters may allow and such dealers may reallow a concession not to exceed % of the principal amount of such Notes to certain other dealers. After the initial offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed.


   The Notes are a new issue of securities. Application has been made for quotation of the Notes on the Nasdaq Small-Cap Market under the symbol "IDTIG." The Company has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

   The Company has granted the Underwriters an option to purchase, in the aggregate, up to an additional $26,250,000 principal amount of Notes at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each Underwriter will be committed, subject to certain conditions, to purchase an additional amount of Notes proportionate to such Underwriter's initial commitment as indicated in the preceding table.


   The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

   The Company has agreed not to register for sale, offer, sell, contract to sell or otherwise dispose of, without the prior written consent of Lehman Brothers Inc., as representative of the Underwriters, any shares of Common Stock, any securities convertible into or exercisable or exchangeable for Common Stock, or any rights to acquire Common Stock for a period of 90 days after the date of this Prospectus; provided, however, that such restriction shall not affect the ability of the Company or its subsidiaries to take any such actions
(i) in connection with any employee  benefit or incentive plan of the Company or
(ii) in connection with the offering of the Notes made hereby or the conversion thereof. In addition, certain of the Company's officers and board members have agreed not to offer, sell, contract or otherwise dispose of, without the prior written consent of Lehman Brothers Inc. as representative of the Underwriters, any shares of Common Stock, any securities convertible into or exercisable or exchangeable for Common Stock, or any rights to acquire Common Stock for a period of 30 days after the date of this Prospectus.

                                LEGAL MATTERS

   Certain legal matters with respect to the Notes and the Common Stock issuable upon conversion thereof will be passed upon for the Company by Fenwick & West, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation ("WSGR"), Palo Alto, California. In December 1994, the Company engaged WSGR as special counsel to the Company in connection with the facilities lease arrangement for the Company's Oregon wafer fabrication facility. See Note 7 of Notes to Consolidated Financial Statements.

                                   EXPERTS


   The consolidated financial statements of IDT as of April 3, 1994 and April 2, 1995 and for each of the three years in the period ended April 2, 1995 included in this Prospectus and the consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended April 2, 1995 have been so included or incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Integrated Device Technology,
Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Integrated Device Technology, Inc. and its subsidiaries at April 3, 1994 and April 2, 1995, and the results of their operations and their cash flows for each of the three years in the period ended April 2, 1995, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsiblity is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
San Jose, California
April 21, 1995


                                                         INTEGRATED DEVICE TECHNOLOGY, INC.
                                                          CONSOLIDATED BALANCE SHEETS
                                                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                   APRIL 3,   APRIL 2,
                                                                     1994       1995
                                                                 ---------- ----------

                                   ASSETS
Current assets:
  Cash and cash equivalents .......................................$ 88,490   $130,211
  Short-term investments ..........................................  33,351    101,874
  Accounts receivable, net of allowance for returns and doubtful
    accounts of $4,129 and $3,830 .................................  40,643     71,974
  Inventory .......................................................  29,855     37,459
  Deferred tax assets .............................................  26,276     26,443
  Prepayments and other current assets ............................   3,858      7,013
                                                                   ---------- ----------
    Total current assets .......................................... 222,473    374,974
                                                                   ---------- ----------
Property, plant and equipment, net ................................ 120,838    178,780
Other assets ......................................................   6,260      8,221
                                                                   ---------- ----------
    Total assets ..................................................$349,571   $561,975
                                                                   ========== ==========

               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable ................................................$ 15,925   $ 39,814
  Accrued compensation and related expense ........................  16,528     22,889
  Deferred income on shipments to distributors ....................  17,592     22,348
  Income taxes payable ............................................   1,964      1,716
  Other accrued liabilities .......................................  13,032     10,609
  Current portion of long-term obligations ........................  14,184      5,903
                                                                   ---------- ----------
    Total current liabilities .....................................  79,225    103,279
                                                                   ---------- ----------
Long-term obligations ............................................   37,462     36,595
                                                                   ---------- ----------
Deferred tax liabilities .........................................    8,517      7,570
                                                                   ---------- ----------
Commitments and contingencies
Stockholders' equity:
  Preferred stock; $.001 par value: 5,000,000 shares authorized;
    no shares issued ..............................................
  Common stock; $.001 par value: 65,000,000 shares authorized;
    33,405,552 and 38,104,634 shares issued and outstanding  ......      33         38
  Additional paid-in capital ...................................... 160,221    271,618
  Retained earnings ...............................................  64,517    142,819
  Cumulative translation adjustment ...............................    (404)        56
                                                                   ---------- ----------
    Total stockholders' equity .................................... 224,367    414,531
                                                                   ---------- ----------
    Total liabilities and stockholders' equity ....................$349,571   $561,975
                                                                   ========== ==========

  The accompanying notes are an integral part of these financial statements.

                      INTEGRATED DEVICE TECHNOLOGY, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       FISCAL YEAR ENDED
                                              ---------------------------------
                                                MARCH 28,   APRIL 3,   APRIL 2,
                                                  1993        1994       1995
                                              ----------- ---------- ----------
Revenues .....................................$236,263    $330,462   $422,190
Cost of revenues ............................. 132,285     159,627    179,652
                                              ----------- ---------- ----------
Gross profit ................................. 103,978     170,835    242,538
                                              ----------- ---------- ----------
Operating expenses:
  Research and development ...................  53,461      64,237     78,376
  Selling, general and administrative  .......  39,511      54,329     64,647
                                              ----------- ---------- ----------
  Total operating expenses ...................  92,972     118,566    143,023
                                              ----------- ---------- ----------
Operating income .............................  11,006      52,269     99,515
Interest expense .............................  (5,855)     (5,165)    (3,298)
Interest income and other, net ...............   1,127       3,102      8,186
                                              ----------- ---------- ----------
Income before provision for income taxes  ....   6,278      50,206    104,403
Provision for income taxes ...................     942      10,041     26,101
                                              ----------- ---------- ----------
Net income ...................................$  5,336    $ 40,165   $ 78,302
                                              =========== ========== ==========
Net income per share .........................$    .18    $   1.21   $   2.09
                                              =========== ========== ==========
Shares used in computing net income per share   29,701      33,116     37,382
                                              =========== ========== ==========

  The accompanying notes are an integral part of these financial statements.


                      INTEGRATED DEVICE TECHNOLOGY, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                                                      FISCAL YEAR ENDED
                                                                                   ------------------------------------------------
                                                                                     MARCH 28,          APRIL 3,           APRIL 2,
                                                                                       1993              1994               1995
                                                                                     --------          ---------          ---------

Operating activities:
  Net income ..............................................................          $  5,336          $  40,165          $  78,302
  Adjustments:
    Depreciation and amortization .........................................            37,140             37,594             38,816
    Provision for losses on accounts receivable ...........................              (742)               476                299
  Changes in assets and liabilities:
    Accounts receivable ...................................................            (6,167)             2,071            (31,630)
    Inventory .............................................................            (3,843)            (2,618)            (7,604)
    Deferred tax assets ...................................................             2,616            (10,897)             4,012
    Other assets ..........................................................              (391)            (1,247)            (7,157)
    Accounts payable ......................................................              (804)               106             23,889
    Accrued compensation and related expense ..............................             3,158              9,799              6,361
    Deferred income on shipments to distributors ..........................             1,093              7,142              4,756
    Income taxes payable ..................................................               477             11,574              7,605
    Other accrued liabilities .............................................              (679)             5,885             (1,846)
                                                                                     --------          ---------          ---------
  Net cash provided by operating activities ...............................            37,194            100,050            115,803
                                                                                     --------          ---------          ---------
Investing activities:
  Purchases of property, plant and equipment ..............................           (28,010)           (37,412)           (94,717)
  Purchases of short-term investments .....................................            (4,927)           (40,221)          (106,948)
  Proceeds from sales of short-term investments ...........................             4,110              8,747             38,425
                                                                                     --------          ---------          ---------
  Net cash used for investing activities ..................................           (28,827)           (68,886)          (163,240)
                                                                                     --------          ---------          ---------
Financing activities:
  Issuance of common stock, net ...........................................             2,981             55,337            103,549
  Proceeds from borrowings ................................................            32,161              2,731               --
  Payment on capital leases and other debt ................................           (41,006)           (23,271)           (14,391)
                                                                                     --------          ---------          ---------
  Net cash provided by (used for) financing activities ....................            (5,864)            34,797             89,158
                                                                                     --------          ---------          ---------
  Net increase in cash and cash equivalents ...............................             2,503             65,961             41,721
Cash and cash equivalents at beginning of period ..........................            20,026             22,529             88,490
                                                                                     --------          ---------          ---------
Cash and cash equivalents at end of period  ...............................            22,529          $  88,490          $ 130,211
                                                                                     ========          =========          =========
Supplemental disclosures:
  Interest paid ...........................................................             5,893          $   4,713          $   2,698
  Income taxes paid (refunded) ............................................            (2,050)             9,163             13,901


  The accompanying notes are an integral part of these financial statements.


                      INTEGRATED DEVICE TECHNOLOGY, INC.
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                  ADDITIONAL               CUMULATIVE        TOTAL
                                                             COMMON STOCK          PAID-IN     RETAINED    TRANSLATION STOCKHOLDERS'
                                                         SHARES       AMOUNT       CAPITAL     EARNINGS    ADJUSTMENT       EQUITY
                                                       ----------   ----------   ----------   ----------   ----------    ----------
Balance, March 29, 1992 ............................   26,553,731   $       27   $   85,669   $   19,016   $     (110)   $  104,602
  Issuance of common stock .........................    1,823,990            1        7,480         --           --           7,481
  Tax benefits of stock option
    transactions ...................................         --           --            582         --           --             582
  Translation adjustment ...........................         --           --           --           --           (241)         (241)
  Net income .......................................         --           --           --          5,336         --           5,336
                                                       ----------   ----------   ----------   ----------   ----------    ----------
Balance, March 28, 1993 ............................   28,377,721           28       93,731       24,352         (351)      117,760
  Issuance of common stock .........................    2,027,831            2        9,241         --           --           9,243
  Issuance of common stock at $15.71 per
    share, pursuant to public offering,  net
    of expenses of $366 ............................    3,000,000            3       46,761         --           --          46,764
  Tax benefits of stock option
    transactions ...................................         --           --         10,488         --           --          10,488
  Translation adjustment ...........................         --           --           --           --            (53)          (53)
  Net income .......................................         --           --           --         40,165         --          40,165
                                                       ----------   ----------   ----------   ----------   ----------    ----------
Balance, April 3, 1994 .............................   33,405,552           33      160,221       64,517         (404)      224,367
  Issuance of common stock .........................      889,082            1        5,987         --           --           5,988
  Issuance of common stock at $25.675
    per  share, pursuant to public offering, net
    of expenses of $261 ............................    3,810,000            4       97,557         --           --          97,561
  Tax benefits of stock option
    transactions ...................................         --           --          7,853         --           --           7,853
  Translation adjustment ...........................         --           --           --           --            460           460
  Net income .......................................         --           --           --         78,302         --          78,302
                                                       ----------   ----------   ----------   ----------   ----------    ----------
Balance, April 2, 1995 .............................   38,104,634   $       38   $  271,618   $  142,819   $       56    $  414,531
                                                       ==========   ==========   ==========   ==========   ==========    ==========

  The accompanying notes are an integral part of these financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation. The consolidated financial statements include the accounts of Integrated Device Technology, Inc. (IDT or the Company) and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

   Fiscal Year. The Company's fiscal year ends on the Sunday nearest March 31. Fiscal years 1993 and 1995 each included 52 weeks. The fiscal year ended on April 3, 1994 was a 53-week year. The fiscal year-end of certain of the Company's foreign subsidiaries is March 31, and the results of their operations as of their fiscal year end have been combined with the Company's results of operations as of April 2, 1995. Transactions during the intervening period were not significant.

   Cash, Cash Equivalents and Short-term Investments. Cash equivalents are highly liquid investments with original maturities of three months or less at the time of acquisition or with guaranteed on-demand buy-back provisions. Short-term investments are valued at amortized cost, which approximates market.

   The Company adopted Statement of Financial Accounting Standards (FAS) 115, "Accounting for Certain Investments in Debt and Equity Securities" effective April 4, 1994 as required by that pronouncement. The Statement requires reporting of investments as either held to maturity, trading or available for sale. The cumulative effect of adopting FAS 115 was not material to the Company's financial position or results of operations. The Company's investments are classified as available-for-sale as of April 2, 1995. Investment securities classified as available-for-sale are measured at market value and net unrealized gains or losses are recorded as a separate component of stockholders' equity until realized. Any gains or losses on sales of investments are computed on specific identification. As of April 2, 1995, gross realized and unrealized gains and losses on investments available for sale were not material. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates the classification at each reporting date.

             AVAILABLE-FOR-SALE SECURITIES                        APRIL 2, 1995
          ---------------------------------                      ---------------
                                                                 (IN THOUSANDS)
U.S. Government agency securities  ...........................      $ 36,262
State and local governments ...................................       94,345
Corporate securities ..........................................       73,160
Others ........................................................        8,215
                                                                     -------
Total debt and equity securities ..............................      211,982
                                                                     -------
Less cash equivalents .........................................      110,108
                                                                     -------
Short-term investments ........................................     $101,874
                                                                     =======

   Short-term investments of $47,949,000 mature in less than one year and $53,925,000 have maturities between one and four years.

   Inventory. Inventory is stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. Market is based upon estimated realizable value reduced by normal gross margin. Inventory at April 3, 1994 and April 2, 1995 was:

                                                 APRIL 3, 1994   APRIL 2, 1995
                                                --------------- ---------------
                                                          (IN THOUSANDS)
Inventory:
Raw materials ..........................            $  2,834        $  4,404
Work-in-process ........................              10,201          16,977
Finished goods .........................              16,820          16,078
                                                    --------         --------
                                                    $ 29,855        $ 37,459
                                                    ========         ========

   Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation is computed for property, plant and equipment using the straight-line method over estimated useful lives of the assets. Leasehold improvements and leasehold interests are amortized over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Accelerated methods of depreciation are used for tax computations. Property, plant and equipment at April 3, 1994 and April 2, 1995 were:

                                                  APRIL 3, 1994   APRIL 2, 1995
                                                --------------- ---------------
                                                          (IN THOUSANDS)
Property, plant and equipment:
Land .............................................    $    4,382      $   6,076
Machinery and equipment ..........................       248,095        332,680
Building and leasehold improvements ..............        40,063         40,576
Construction-in-progress .........................            76          5,553
                                                      ----------      ---------
                                                         292,616        384,885
Accumulated depreciation and amortization ........      (171,778)      (206,105)
                                                      ----------      ---------
                                                       $ 120,838      $ 178,780
                                                      ==========      =========

   Income Taxes. The Company accounts for income tax in accordance with Statement of Financial Accounting Standards (FAS) 109, "Accounting for Income Taxes". FAS 109 is an asset and liability approach which requires that the expected future tax consequences of temporary differences between book and tax bases of assets and liabilities be recognized as deferred tax assets and liabilities.

   Net Income Per Share. Net income per share is computed using the weighted average number of shares of common stock outstanding during the year, plus incremental common equivalent shares, if dilutive. Common stock equivalents consist of stock options (using the treasury stock method).

   Revenue Recognition. Revenue from product sales is generally recognized upon shipment and a reserve is provided for estimated returns and discounts. A portion of the Company's sales is made to distributors under agreements which allow certain rights of return and price protection on products unsold by the distributors. Related gross profits thereon are deferred until the products are resold by the distributors.

   Translation of Foreign Currencies. Accounts denominated in foreign currencies have been translated in accordance with Statement of Financial Accounting Standard (FAS) 52. The functional currency for the Company's sales operations is the applicable local currency with the exception of the Hong Kong sales subsidiary whose functional currency is the U.S. dollar. For subsidiaries whose functional currency is the local currency, gains and losses resulting from translation of these foreign currencies into U.S. dollars are accumulated in a separate component of stockholders' equity. For the Malaysian manufacturing and the Hong Kong sales subsidiaries, where the functional currency is the U.S. dollar, gains and losses resulting from the process of remeasuring foreign currency financial statements into U.S. dollars are included in income. Aggregate net foreign currency transaction gains (losses) totaled $(93,000), $(232,000) and $348,000 in fiscal 1993, 1994 and 1995, respectively. The effect of foreign currency exchange rate fluctuations on cash balances held in foreign currencies have not been material.

   Fair Value Disclosures of Financial Instruments. The estimated fair value of financial instruments has been determined by the Company, using available market information and valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts. The estimated fair value of all of the Company's financial instruments at April 2, 1995 was not materially different from the values presented in the consolidated balance sheet.

   Concentration of Credit Risk and Off-Balance-Sheet Risk. The Company markets high-speed integrated circuits to OEMs and distributors primarily in the United States, Europe and the Far East. The Company performs on-going credit evaluations of its customers' financial conditions and limits the amount of credit extended when deemed necessary but generally does not require collateral. Management believes that any risk of loss is significantly reduced due to the diversity of its products, customers and geographic sales areas. The Company maintains a provision for potential credit losses and write-offs of accounts receivable were insignificant in each of the three years ended April 2, 1995.

   The Company sells a significant portion of its products through third-party distributors. As a result of the merger of two of the Company's national distributors, the receivable balance from the merged company is significant in aggregate for fiscal 1994 and 1995. If the financial condition and operations of this distributor deteriorate below critical levels, the Company's operating results could be adversely affected. This distributor's receivable balance represented 11% and 6% of total accounts receivable at April 3, 1994, and April 2, 1995, respectively.

NOTE 2--DERIVATIVE FINANCIAL STATEMENTS

   The Company has foreign subsidiaries which operate and sell or manufacture the Company's products in various global markets. As a result, the Company is exposed to changes in foreign currency exchange rates. The Company primarily utilizes forward exchange contracts to hedge against the short- term impact of foreign currency fluctuations on certain assets or liabilities denominated in foreign currencies. The total amount of these contracts is offset by the underlying assets denominated in foreign currencies. The gains or losses on these contracts are included in income as the exchange rates change. Management believes that these forward contracts do not subject the Company to undue risk due to foreign exchange movements because gains and losses on these contracts are offset by losses and gains on the underlying assets, and transactions being hedged. These forward exchange contracts are considered identifiable hedges and realized and unrealized gains and losses are deferred until settlement of the underlying commitments. At April 2, 1995 deferred losses aggregated $1,160,000 and there were no deferred gains.

   Foreign exchange hedge positions, generally with maturities of less than four months are as follows:


                                                  APRIL 3, 1994   APRIL 2, 1995
                                                --------------- ---------------
                                                 (IN THOUSANDS OF U.S. DOLLARS)
Japanese Yen--Sell ...........................         $  7,234      $ 10,357
Japanese Yen--Buy ............................             --           1,898
British Pound Sterling--Sell .................              534           992
British Pound Sterling--Buy ..................              140          --
German Deutsche Mark--Sell ...................            1,736           142
German Deutsche Mark--Buy ....................               84          --
French Franc--Sell ...........................            2,079            69
French Franc--Buy ............................              168          --
Malaysian Ringgits--Sell .....................             --           3,022
Malaysian Ringgits--Buy ......................             --           2,003
                                                       ---------     --------
                                                       $ 11,975      $ 18,483
                                                       =========     ========


   The Company is exposed to credit-related losses if counterparties to financial instruments fail to perform their obligations. However, it does not expect any counterparties, which presently have high credit ratings, to fail to meet their obligations. The Company controls credit risk through credit approvals, limits and monitoring procedures including the use of high credit quality counterparties.

NOTE 3--OTHER ASSETS--INTANGIBLES

   During   fiscal  1993,   IDT  entered  into   various   royalty-free   patent
cross-license agreements. The patents licenses granted to IDT under these agreements have been recorded at their cost of approximately $8,200,000 and are being amortized on a straight-line basis over five years. The amortization relating to patents licenses was $1,647,000 for both fiscal years 1994 and 1995.

NOTE 4--LONG-TERM OBLIGATIONS

   The Company leases certain equipment under long-term leases or finances purchases of equipment under bank financing agreements. Leased assets and assets pledged under financing agreements which are included under property, plant and equipment are as follows:

                                                  APRIL 3, 1994   APRIL 2, 1995
                                                 --------------- ---------------
                                                             (IN THOUSANDS)
Building improvements ............................   $  6,907        $  --
Machinery and equipment ..........................     65,403         39,316
                                                     --------        -------
Less accumulated depreciation
 and amortization ................................     43,949         27,396
                                                     --------        -------
                                                      $28,361        $11,920
                                                     ========        =======

   The capital lease agreements and equipment financings are collateralized by the related leased equipment and contain certain restrictive covenants.

   Future  minimum  payments  under  capital  leases  and  equipment   financing
agreements, at varying interest rates (4.9%-11.0%) are as follows:

               FISCAL YEAR                            (IN THOUSANDS)
               -------------------------------------- --------------
               1996 ..................................$     5,845
               1997 ...................................     3,023
               1998 ...................................     1,480
               1999 ...................................         3
               2000 ...................................      --
                                                          -------
               Total minimum payments .................    10,351
               Less interest ..........................       948
                                                          -------
               Present value of net minimum payments ..     9,403
               Less current portion ...................     5,219
                                                          -------
                                                          $ 4,184
                                                          =======

   During fiscal 1993, IDT recorded a long-term obligation in connection with the dismissal of certain litigation and entering into a patent cross-license agreement. The present values of the amount due at the end of the license term were $7,471,000 and $7,581,000 at April 3, 1994 and April 2, 1995, respectively. During the year, this amount payable has been reduced by an amount of royalty income pursuant to certain guaranteed revenues realized on sales of IDT's products. The Company is accreting $2,500,000 in future interest charges, reflecting an 8% discount rate, from the recorded amount at April 2, 1995 to the amount due at the end of the term using the effective interest method.

NOTE 5--LONG-TERM DEBT

   Long-term debt consists of the following:

                                                  APRIL 3, 1994   APRIL 2, 1995
                                                 --------------- ---------------
                                                              (IN THOUSANDS)
Mortgage payable bearing interest at 9.625%
 due in monthly installments of $142,000
 including interest through April 1, 2005
 The note is secured by property and
 improvements in San Jose, California ............      $11,543      $10,922
Term loan payable to a Malaysian bank at 8%
 due in monthly installments of $54,000 ..........          791         --
                                                        -------      -------
                                                         12,334       10,922
Less current portion .............................        1,306          684
                                                        -------      -------
                                                        $11,028      $10,238
                                                        =======      =======

   Principal payments required in the next five years and beyond are as follows (in thousands): $684 (1996), $752 (1997), $828 (1998), $911 (1999) and $7,747
(2000 and beyond).

NOTE 6--LINES OF CREDIT

   The Company's Malaysian subsidiary has unsecured revolving lines of credit that allow borrowings up to $2,600,000 with three local banks. These lines have no expiration date. At April 2, 1995 there were no outstanding borrowings against these lines. The borrowing rate for these lines would be incurred at the local bank's cost of funds plus 0.75% to 1% (7.25%-7.30% on April 2, 1995).

   In fiscal 1995, the Company's Japanese subsidiary had a secured revolving line of credit that allowed borrowings up to approximately $3,500,000. The line of credit automatically extends until the Company requests termination. As of April 2, 1995, no amounts were outstanding under this line of credit. The borrowing rate for this line of credit is the local bank's short-term prime rate existing at the borrowing date plus 0.2%. At April 2, 1995 this short-term borrowing rate was 3.2%.

   The Company also has foreign exchange facilities with several banks that allow the Company to enter into foreign exchange contracts of up to $55,000,000, of which $36,518,000 was available at April 2, 1995.

NOTE 7--COMMITMENTS

   Lease Commitments. The Company leases most of its administrative and manufacturing facilities under operating lease agreements which expire at various dates through 2005. One facility was leased from a principal shareholder and a director. The annual rent paid to this shareholder totaled approximately $1,396,000, $1,396,000 and $1,527,000 in fiscal 1993, 1994 and 1995, respectively. This shareholder lease expired during fiscal 1995 and was renewed through June 2005.

   In January 1995, the Company entered into a five-year $60 million Tax Ownership Lease transaction to lease the wafer fabrication facility being constructed for its use in Hillsboro, Oregon. This lease requires monthly payments which vary based on the London Interbank Offered Rate (LIBOR) plus 0.3% (6.425% at April 2, 1995). This lease also provides the Company with the option of either acquiring the building at its original cost or arranging for the building to be acquired at the end of the respective lease term. The Company's obligations under the lease are secured by a line of credit trust deed on the building and collateralized by cash and/or investments (restricted securities) up to 105% of the lessor's construction costs until completion of the building which is scheduled for the third quarter of fiscal 1996 and 85% thereafter. Restricted securities collateralizing this lease were $10,500,000 at April 2, 1995 and are expected to reach approximately $50,000,000 upon the completion of the facility. The Company is also contingently liable under a first-loss clause for up to 85% of the constructed costs of the building. In addition, the Company must maintain compliance with certain financial convenants. Management believes that this contingent liability will not have a material adverse effect on the Company's financial position or results of operations.

   The aggregate minimum rent commitments under all operating leases, including the Hillsboro facility, which will be approximately $3,800,000 per year beginning when the facility is completed, estimated to be the third quarter of fiscal 1996, are as follows:

                        (FISCAL YEAR)        (IN THOUSANDS)
                        -------------------- --------------
                        1996 ................$     5,803
                        1997 .................     7,567
                        1998 .................     7,321
                        1999 .................     7,309
                        2000 .................     6,916
                        2001 and thereafter ..     6,861
                                                 -------
                                                 $41,777
                                                 =======

   Rent expense for the years ended March 28, 1993, April 3, 1994 and April 2, 1995 totaled approximately $3,303,000, $3,488,000 and $3,326,000 respectively.


   In March 1995, the Company made a down payment of $925,000 on a conditional purchase of land in the Philippines for the development of a test and manufacturing facility. The total purchase commitment for this land is $3,100,000.

   As of April 2, 1995, five secured standby letters of credit were outstanding totaling $8,635,000. Two letters of credit are held in connection with the Company's workers compensation insurance and mature on June 30, 1995 and June 30, 1996. The other three letters of credit are required for international purchases and expire in June and December of 1995.


NOTE 8--SALE OF COMMON STOCK

   In December 1994, the Company completed a public offering of 3,810,000 shares of its Common Stock and received net proceeds of $97,600,000. The Company will use the net proceeds from the offering for construction of its eight-inch wafer fabrication facility in Hillsboro, Oregon, expansion of existing wafer fabrication facilities in San Jose and Salinas, California, acquisition of capital equipment and general corporate purposes, including working capital.


NOTE 9--STOCKHOLDERS' EQUITY

   Stock Option Plans. The Company has stock option plans under which key employees, officers, directors and consultants may be granted options to purchase shares of the Company's common stock at prices which are not less than fair market value at the date of grant. Options granted are generally exercisable in 25% increments each year beginning one year after the grant date.

   At April 2, 1995, options for 1,383,018 shares were exercisable at an aggregate exercise price of $6,990,000. At April 3, 1994, options for 1,172,000 shares were exercisable at an aggregate exercise price of $4,856,000.

   Activity under the plans is summarized as follows:

                                                                        OPTIONS OUTSTANDING
                                                -------------------------------------------------------------------
                                                 AVAILABLE                                             AGGREGATE
                                               FOR ISSUANCE           NUMBER       PRICE PER SHARE        PRICE
                                                 ----------         ----------     --------------     -------------
Balance, March 29, 1992 ..................        2,073,500         4,815,572      $ 3.25-$ 13.25     $  18,287,000
  Additional authorization
  Granted ................................       (1,358,323)        1,358,323      $3.625-$  8.25         6,701,000
  Surrendered, canceled or expired .......          254,930          (447,625)     $ 3.25-$ 13.25        (1,810,000)
  Exercised ..............................             --            (529,371)     $ 3.25-$  7.50        (1,933,000)
                                                 ----------         ----------                        -------------
Balance, March 28, 1993 ..................          970,107         5,196,899      $ 3.25-$12.125        21,245,000
  Additional authorization ...............          975,000
  Granted ................................       (1,850,234)        1,850,234      $ 7.00-$25.375        26,599,000
  Surrendered, canceled or expired .......          284,010          (287,423)     $ 3.25-$22.125        (1,738,000)
  Exercised ..............................             --          (1,780,613)     $ 3.25-$17.625        (6,695,000)
                                                 ----------         ----------                        -------------
Balance, April 3, 1994 ...................          378,883         4,979,097      $ 3.25-$25.375      $ 39,411,000
  Additional authorization ...............        1,675,000
  Granted ................................       (1,512,056)        1,512,056      $16.50-$39.688        41,595,000
  Surrendered, canceled or expired .......          287,012          (283,601)     $ 3.25-$39.688        (4,903,000)
  Exercised ..............................             --            (738,579)     $ 3.25-$28.125        (3,529,000)
                                                 ----------         ----------                        -------------
Balance, April 2, 1995 ...................          828,839         5,468,973      $ 3.25-$39.688      $ 72,574,000
                                                 ==========         ==========                        =============

   Stock Purchase Plan. The Company has a stock purchase plan under which employees and officers may purchase shares of the Company's common stock. The purchase price at which shares may be purchased under this plan is 85% of the lower of the fair market value on the first or last day of each quarterly plan period. As of April 3, 1994 and April 2, 1995, 1,457,771 and 1,594,905 shares, respectively, had been purchased by employees, net of repurchases by the Company, under the terms of the plan agreements. At April 2, 1995, 430,095 shares were reserved and available for issuance under this plan.

   Stockholder Rights Plan. In February 1992, the Board approved certain amendments to the Company's Stockholder Rights Plan. Under the plan, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. Each Right entitles the holder, under certain circumstances, to purchase common stock of the Company with a value of twice the exercise price of the Right. In addition, the Board of Directors may, under certain circumstances, cause each Right to be exchanged for one share of common stock or substitute consideration. The Rights are redeemable by the Company and expire in 1998.

NOTE 10--EMPLOYEE BENEFITS PROFIT SHARING PLAN

   Prior to September 24, 1993, under the Company's Profit Sharing Plan, the Board of Directors could authorize semiannual contributions for the benefit of employees of up to 10% of pre-tax earnings, before profit sharing. Half of the annual contribution, net of expenses, was in the form of cash payments directly to all domestic and Malaysian employees meeting certain service criteria, and the residual half was contributed directly to the Company's Long-Term Incentive Plan for the purchase of IDT Common Stock on behalf of the Company's employees.

   The Company received approval from the IRS to terminate the Long-Term Incentive Plan effective September 24, 1993. Effective this date, all shares were 100% vested and no additional shares of IDT stock will be added to this account. Beginning September 27, 1993, all IDT employees received an increase in their cash profit sharing from 5% to 7% and the Company contributed an additional 1% of pre-tax profits, divided equally among all domestic employees, to the Company's 401(k) plan.

   Administrative   expenses  are  netted   against  the  Profit   Sharing  Plan
contribution.  Contributions  for the years ended March 28, 1993,  April 3, 1994 and  April 2,  1995 for this  plan  were  $477,000,  $5,128,000  and  $8,360,000 respectively. There were no contributions for the year ended March 29, 1992.


NOTE 11--INCOME TAXES

   The components of income before provision for income taxes are as follows:

                                     MARCH 28,         APRIL 3,         APRIL 2,
                                       1993              1994             1995
                                     ---------         --------         --------
                                                    (IN THOUSANDS)
United States ...............         $  2,240         $ 44,808         $ 96,524
Foreign .....................            4,038            5,398            7,879
                                     ---------         --------         --------
                                      $  6,278         $ 50,206         $104,403
                                     =========         ========         ========

   The provisions (benefits) for income taxes consist of the following:

                                            MARCH 28,     APRIL 3,    APRIL 2,
                                               1993        1994        1995
                                           -----------  ----------   -----------
                                                      (IN THOUSANDS)
Current income taxes (benefits):
United States ........................     $ (2,467)     $ 14,699      $ 21,164
State ................................         --           4,039         3,902
Foreign ..............................          102           798           668
                                           ----------    ---------    ---------
                                             (2,365)       19,536        25,734
                                           ----------    ---------    ---------
Deferred (prepaid) income taxes:
United States ........................        3,307        (5,379)         (182)
State ................................         --          (4,116)          549
                                           ----------    ---------    ---------
                                              3,307        (9,495)          367
                                           ----------    ---------    ---------
Provision for income taxes ...........     $    942      $ 10,041      $ 26,101
                                           ==========    =========    =========

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred assets and liabilities are as follows:

                                                           APRIL 3,   APRIL 2,
                                                             1994       1995
                                                         ---------     --------
                                                             (IN THOUSANDS)
Deferred tax assets:
  Deferred income on shipments to distributors .....     $  7,466      $  8,768
  Non-deductible accruals and reserves .............       13,527         8,980
  Capitalized inventory and other expenses .........        4,071         5,817
  Capitalized research and development .............          825           423
  Other ............................................          273           935
  Refund receivables ...............................        2,451         1,520
                                                         ---------     --------
  Total deferred tax asset .........................       28,613        26,443
  Valuation allowance ..............................       (2,337)         --
                                                         ---------     --------
  Net deferred tax asset ...........................       26,276        26,443
                                                         ---------     --------
Deferred tax liabilities:

  Depreciation .....................................       (8,517)       (7,570)
                                                         ---------     --------
  Total deferred tax liability .....................       (8,517)       (7,570)
                                                         ---------     --------
  Net deferred tax asset ...........................     $ 17,759      $ 18,873
                                                         =========     ========

   The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rate of 35% for the years ended April 3, 1994 and April 2, 1995 (34% for the year ended March 28, 1993) to income before the provision (benefit) for income taxes as follows:


                                                 MARCH 28,   APRIL 3,   APRIL 2,
                                                   1993        1994       1995
                                                 --------    --------   --------
                                                          (IN THOUSANDS)
Provision at U.S. statutory rate ................$ 2,134    $ 17,572   $ 36,541
Earnings of foreign subsidiaries considered
 permanently reinvested, less foreign taxes  .... (1,701)       (951)    (2,444)
General business credits ........................      0      (2,710)    (6,504)
Tax rate differential ...........................    574      (1,167)       --
State tax, net of federal benefit ...............    --        3,558      3,245
Valuation allowance .............................    414      (6,108)    (2,337)
Other ...........................................   (479)       (153)    (2,400)
                                                 --------    --------   --------
Provision (benefit) for income taxes ............$    942    $ 10,041   $26,101
                                                 ========    ========   ========


   The Company's Malaysian subsidiary operates under a tax holiday which extended through July 1993. Management believes it is likely that carryovers of depreciation from the tax holiday period along with expected additional depreciation grants will defer the time when the Malaysian subsidiary will first begin to pay local taxes beyond its year ended April 2, 1995.

   The Company's intention is to permanently reinvest its earnings in all of its foreign subsidiaries, except its German subsidiary, Integrated Device Technology, GmbH. Accordingly, U.S. taxes have not been provided on approximately $26,900,000 of unremitted earnings, of which approximately $23,200,000 were earned by the Company's Malaysian subsidiary. Upon distribution of those earnings in the form of dividends or otherwise, the Company will be subject to both U.S. income taxes and various foreign country withholding taxes.

NOTE 12--INDUSTRY SEGMENT, FOREIGN OPERATIONS


   IDT operates predominantly in one industry segment and is engaged in the design, development, manufacture and marketing of high-performance integrated circuits. No single customer or distributor accounted for more than 10% of net revenues in fiscal 1993. During fiscal 1994, two of the Company's national distributors became one entity. Sales through this national distributor accounted for 15% and 13% of net revenues for fiscal 1994 and 1995, respectively. If these two distributors had been a single entity during fiscal 1993, it would have accounted for 16% of IDT's total revenues.

   Major operations outside the United States include manufacturing facilities in Malaysia and sales subsidiaries in Japan, the Pacific Rim, and throughout Europe.

   At April 3, 1994, and April 2, 1995 total liabilities for operations outside of the United States were $20,704,000 and $42,065,000, respectively.


   The following is a summary extract of IDT's foreign operations by geographic areas for fiscal 1993, 1994 and 1995:

                                                                   TRANSFERS
                                                    SALES TO        BETWEEN                              OPERATING
                                                  UNAFFILIATED     GEOGRAPHIC                             INCOME        IDENTIFIABLE
                                                   CUSTOMERS         AREAS            NET REVENUE         (LOSS)           ASSETS
                                                   ----------      ----------         ---------         ----------        ---------
                                                                                    (IN THOUSANDS)
Fiscal year ended March 28, 1993
  United States ...........................        $ 152,303        $  23,585         $ 175,888         $  22,159         $ 198,993
  Japan ...................................           23,022             --              23,022              (419)            5,651
  Europe ..................................           33,907            2,847            36,754               374             8,028
  Asia-Pacific ............................           27,031           20,566            47,597             4,715            24,155
  Eliminations ............................             --            (46,998)          (46,998)              (94)          (24,081)
  Corporate ...............................             --               --                --             (15,729)           27,248
                                                   ----------      ----------         ---------         ----------        ---------
  Consolidated ............................        $ 236,263             --           $ 236,263         $  11,006         $ 239,994
                                                   ==========      ===========        =========         ==========        ---------
Fiscal year ended April 3, 1994
  United States ...........................        $ 223,600        $  42,500         $ 266,100         $  70,788         $ 197,385
  Japan ...................................           29,959             --              29,959              (257)            8,033
  Europe ..................................           60,064            3,274            63,338               677             8,182
  Asia-Pacific ............................           16,839           24,869            41,708             5,146            27,202
  Eliminations ............................             --            (70,643)          (70,643)             (408)          (24,470)
  Corporate ...............................             --               --                --             (23,677)          133,239
                                                   ----------      ----------         ---------         ----------        ---------
  Consolidated ............................        $ 330,462             --           $ 330,462         $  52,269         $ 349,571
                                                   ==========      ===========        =========         ==========        ---------
Fiscal year ended April 2, 1995
  United States ...........................        $ 256,014        $  60,266         $ 316,280         $ 111,394         $ 292,501
  Japan ...................................           36,974             --              36,974               582            11,973
  Europe ..................................           85,180            7,566            92,746             9,524            30,788
  Asia-Pacific ............................           44,022           30,929            74,951             5,812            36,855
  Eliminations ............................             --            (98,761)          (98,761)             (217)          (48,797)
  Corporate ...............................             --               --                --             (27,580)          238,655
                                                   ----------      ----------         ---------         ----------        ---------
  Consolidated ............................        $ 422,190             --           $ 422,190         $  99,515         $ 561,975
                                                   ==========      ===========        =========         ==========        ---------

   Transfers between geographic areas are accounted for at amounts which are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Operating income by geographic areas reflect foreign earnings reported by the foreign entities and does not include an allocation of general corporate expenses. Identifiable assets are those assets that can be directly associated with a particular foreign entity and thus do not include assets used for general corporate purposes: cash and cash equivalents, short-term investments and prepaid income taxes.


NOTE 13--CROSS-LICENSE AGREEMENT

   During fiscal 1993, the Company entered into a patent cross-license agreement which obligated the payment of an amount of royalties dependent upon the level of the Company's profitability. The amount of royalties accrued during fiscal 1994 was approximately $4,400,000 and has been included in other accrued liabilities. The Company was not impacted by any further royalty payment from this agreement beginning fiscal 1995.

   NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                  ----------
                              TABLE OF CONTENTS


                                                                      PAGE
                                                                    --------
Available Information ...............................................   2
Information Incorporated by Reference ...............................   2
Prospectus Summary ..................................................   3
Risk Factors ........................................................   6
Use of Proceeds .....................................................  13
Price Range of Common Stock .........................................  13
Dividend Policy .....................................................  13
Capitalization ......................................................  14
Selected Consolidated Financial Data ................................  15
Management's Discussion and Analysis of
 Financial Condition and Results of Operations ......................  16
Business ............................................................  21
Management ..........................................................  30
Certain Transactions ................................................  31
Description of Notes ................................................  33
Description of Capital Stock ........................................  41
Certain Federal Income Tax Considerations ...........................  44
Underwriting ........................................................  46
Legal Matters .......................................................  47
Experts .............................................................  47
Report of Independent Accountants ...................................  F-1
Consolidated Financial Statements ...................................  F-2

==============================================================================

                                 $175,000,000


                                IMAGE: "IDT_LOGO"


                          % CONVERTIBLE SUBORDINATED
                                NOTES DUE 2002

                                  ----------
                                  PROSPECTUS
                                 May   , 1995
                                  ----------

                               LEHMAN BROTHERS

                            MONTGOMERY SECURITIES

                              SMITH BARNEY INC.

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth an itemized statement of all estimated expenses to be paid by the Company in connection with the issuance and distribution of the securities being registered:

                                                              EXPENSES
                                                             ----------
           SEC registration fee ............................ $ 69,397
           NASD filing fee .................................   20,625
           Nasdaq fee ......................................    8,625
           Transfer Agent fee ..............................    5,000
           Printing and engraving expenses .................   75,000
           Legal expenses ..................................   75,000
           Accounting fees and expenses ....................   45,000
           Trustee fees ....................................    5,000
           Rating Agency fee ...............................   40,000
           Other securities laws fees and expenses .........    5,000
           Miscellaneous ...................................    1,353
                                                             --------
             Total ......................................... $350,000
                                                             ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

   Section 145 of the Delaware General Corporation Law permits a corporation to grant indemnification to directors, officers and other agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including expenses, arising in connection with the Securities Act of 1933, as amended. Pursuant to the Bylaws of the Company, directors and officers of the Company are indemnified to the full extent permitted by law against all expenses (including attorneys' fees), judgments, fines or settlement amounts incurred or paid by them in any action or proceeding, including any action by or on behalf of the Company, on account of their service as an officer or director of the Company. The Bylaws further provide that the rights conferred under such Bylaws shall not be deemed exclusive of any other right to which such persons may be entitled under the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation, any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Restated Certificate of Incorporation of the Company precludes, with certain exceptions, the Company and its stockholders from recovering monetary damages from directors for business decisions that breach such directors' fiduciary duty.

   The Company also maintains directors and officers insurance policies which insure directors and officers against losses arising from certain wrongful acts in their official capacities and reimburses the Company for such loss for which the Company has lawfully indemnified the directors and officers. In addition, the Company has entered into an Indemnification Agreement with each of its directors and officers whereby the Company has agreed to indemnify each director and officer from and against any and all expenses, losses, claims, damages and liabilities incurred by such director or officer while acting in his or her official capacity.


   Reference is made to the form of Underwriting Agreement filed as an exhibit hereto pursuant to which the Underwriter may, under certain circumstances, indemnify the directors and officers of the Company. Directors and officers of the Company may also be indemnified in certain circumstances under the terms of other underwriting agreements entered into by the Company in connection with prior public offerings.

ITEM 16. EXHIBITS.

  1.1*    Form of Underwriting Agreement.

  4.1** Restated Certificate of Incorporation (previously filed as Exhibit 3A to Registration Statement on Form 8-B dated September 23, 1987).

  4.2** Certificate of Amendment of Restated Certificate of Incorporation (previously filed as Exhibit 3(a) to the Registration Statement on Form 8 dated March 28, 1989).

  4.3** Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (previously filed as Exhibit 3(a) to the Registration Statement on Form 8 dated March 28, 1989).

  4.4** Bylaws dated January 25, 1993 (previously filed as Exhibit 3.4 to Annual Report on Form 10-K for the Fiscal Year Ended March 28, 1993).

  4.5** Amended and Restated Rights Agreement, dated as of February 27, 1992, between the Company and The First National Bank of Boston (previously filed as Exhibit 4.1 to Current Report on Form 8-K dated
          February 27, 1992).

  4.6 Form of Indenture between the Company and The First National Bank of Boston, as Trustee, including Form of Notes.

  5.1     Opinion of Fenwick & West.

 12.1*    Computation of Ratio of Earnings to Fixed Charges.

 23.1     Consent of Price Waterhouse LLP (see page II-5).

 23.2     Consent of Fenwick & West (included in the Opinion of Counsel filed as
          Exhibit 5.1 hereto).

 24.1*    Power  of  Attorney  (see  page  II-4  of  the  original  Registration
          Statement).

 24.2     Power of Attorney of D. John Carey.

 24.3     Power of Attorney of John C. Bolger.

 25.1* Statement of Eligibility under the Trust Indenture Act of 1939 of the Trustee.

 27.1*    Financial Data Schedule (EDGAR version only).

----------
 * These exhibits were previously filed with this Registration Statement on Form S-3.
** These exhibits were previously filed with the Commission as indicated and are incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned Registrant hereby undertakes that:

   (a) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (b) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the Trustee to act under subsection
(a) of Section 310 of the Commission under Section 305(b)(2) of the Trust Indenture Act.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Clara, California on this 24th day of May, 1995.


                                         INTEGRATED DEVICE TECHNOLOGY, INC.

                                         By:  /s/ WILLIAM D. SNYDER
                                         ------------------------------------
                                                  William D. Snyder
                                             Vice President, Finance and
                                               Chief Financial Officer



   Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons in the capacities and on the date indicated.

       SIGNATURE                         TITLE                        DATE
--------------------- ---------------------------------------- ----------------

 /s/ D. JOHN CAREY*
 ---------------------   Chairman of the Board                      May 24, 1995
 D. John Carey


 /s/ LEONARD C. PERHAM* Chief Executive Officer, President and      May 24, 1995
 ---------------------  Director (Principal Executive Officer)
 Leonard C. Perham


 /s/ WILLIAM D. SNYDER  Vice President, Finance and Chief           May 24, 1995
 ---------------------  Financial Officer (Principal Financial
 William D. Snyder      and Accounting Officer)

 /s/  CARL E. BERG*     Director                                    May 24, 1995
 ---------------------
 Carl E. Berg

 /s/ JOHN C. BOLGER*    Director                                    May 24, 1995
 ---------------------
 John C. Bolger

 /s/ FEDERICO FAGGIN*   Director                                    May 24, 1995
 ---------------------
 Federico Faggin

*By: /s/ WILLIAM D. SNYDER
     ---------------------
        William D. Snyder
        (Attorney-in-Fact)

                                                                    EXHIBIT 23.1
                      CONSENT OF INDEPENDENT ACCOUNTANTS


   We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated April 21, 1995 relating to the consolidated financial statements of Integrated Device Technology, Inc. which appears in such Prospectus. We also consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated April 21, 1995 appearing in Item 8 of Integrated Device Technology, Inc.'s Annual Report on Form 10-K for the year ended April 2, 1995. We also consent to the references to us under the heading "Experts," "Risk Factors" and "Selected Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Financial Data."



PRICE WATERHOUSE LLP


San Jose, California
May 24, 1995


                      INTEGRATED DEVICE TECHNOLOGY, INC.
                              INDEX TO EXHIBITS


                                                                                 SEQUENTIALLY
                                                                                   NUMBERED
EXHIBIT        DESCRIPTION                                                          PAGE
--------  ---------------                                                       ----------------
  1.1*    Form of Underwriting Agreement.

  4.1** Restated Certificate of Incorporation (previously filed as Exhibit 3A to Registration Statement on Form 8-B dated September 23, 1987).

  4.2**   Certificate  of Amendment  of Restated  Certificate  of  Incorporation
          (previously filed as Exhibit 3(a) to the Registration Statement on Form 8 dated March 28, 1989).

  4.3**   Certificate of Designation,  Preferences and Rights of Series A Junior
          Participating Preferred Stock (previously filed as Exhibit 3(a) to the
          Registration Statement on Form 8 dated March 28, 1989).

  4.4**   Bylaws  dated  January  25, 1993  (previously  filed as Exhibit 3.4 to
          Annual Report on Form 10-K for the Fiscal Year Ended March 28, 1993).

  4.5** Amended and Restated Rights Agreement, dated as of February 27, 1992, between the Company and The First National Bank of Boston (previously filed as Exhibit 4.1 to Current Report on Form 8-K dated
          February 27, 1992).

  4.6     Form of  Indenture  between the Company and The First National Bank of
          Boston, as Trustee, including Form of Notes.

  5.1     Opinion of Fenwick & West.

 12.1*    Computation of Ratio of Earnings to Fixed Charges.

 23.1     Consent of Price Waterhouse LLP (see page II-5).

 23.2     Consent of Fenwick & West (included in the Opinion of Counsel filed as
          Exhibit 5.1 hereto).

 24.1*    Power  of  Attorney  (see  page  II-4  of  the  original  Registration
          Statement).

 24.2     Power of Attorney of D. John Carey.

 24.3     Power of Attorney of John C. Bolger.

 25.1*    Statement of Eligibility under the Trust Indenture Act of 1939  of the
          Trustee.

 27.1*    Financial Data Schedule (EDGAR version only).

----------
 * These exhibits were previously filed with this Registration Statement on Form S-3.
** These exhibits were previously filed with the Commission as indicated and are incorporated herein by reference.
